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XILINX®

2005 ANNUAL REPORT AND PROXY

PCI XLNX LCD

FPG TV

300MMPONs

DVR GT

3GPOWERPC®

05058622

RECD S.E.C.
JUN 2 1 2005
1088

P.E. 4/2/05

D-18548

PROCESSED
JUN 2 3 2005
THOMSON
FINANCIAL



Bernie Vonderschmitt

1923 - 2004

In memory of Bernie Vonderschmitt,
Xilinx co-founder, Chairman Emeritus and former Chairman of the Board.

So much of the success Xilinx enjoys today can be attributed to Bernie's foresight, business acumen and ingenuity.

During his tenure at Xilinx, Bernie orchestrated the Company's "fabless" strategy of forming close partnerships with semiconductor manufacturers, freeing Xilinx from costly capital investments in foundries, allowing the Company to focus its resources on design, support and marketing.

He was instrumental in guiding Xilinx from a Silicon Valley startup in 1984 to a $1.6 billion global enterprise employing more than 3,000 people worldwide to become the undisputed PLD leader.

Bernie was an industry icon and a warm and wonderful human being.
How fortunate we are to have known him. He will truly be missed.

XILINX FINANCIAL HIGHLIGHTS (in thousands)

	FY 2005	FY 2004	Increase
Net Revenues	$ 1,573,233	$ 1,397,846	**13%**
Operating Income	$ 372,040	$ 327,135	**14%**
Net Income	$ 312,723	$ 302,989	**3%**
Cash and Investments	$ 1,628,154	$ 1,566,631	**4%**
Revenue per Employee	$ 530	$ 526	**1%**

NET REVENUES BY END MARKETS
(percent of total net revenues)

	FY 2005	FY 2004
Communications	50%	50%
Storage and Servers	14%	19%
Consumer, Automotive, Industrial and Other	36%	31%

NET REVENUES BY GEOGRAPHY
(percent of total net revenues)

	FY 2005	FY 2004
North America	42%	42%
Europe	21%	19%
Japan	14%	15%
Asia Pacific / Rest of World	23%	24%

TABLE OF CONTENTS

Sales from the Virtex line of FPGAs represented 53% of revenues in FY05, an increase of 14% from the prior fiscal year. In fiscal 2005, Xilinx began shipping its fourth generation family, Virtex-4™. This family leverages our 90nm process technology experience, resulting in one of the fastest product introductions in our Company's history. The Virtex-4 family consists of three domain-optimized platforms: LX, SX and FX. The LX platform targets the traditional programmable logic space, while the SX and FX families enable Xilinx to address incremental market opportunities in the areas of Digital Signal Processing (DSP), high speed serial connectivity and embedded processing. The SX and FX families are unique to Xilinx and there are no competing PLD products in the market today that offer the same level of functionality. Design-win activity for the Virtex-4 family is strong and consists of many emerging applications in areas such as biometrics, software defined radio, WiMAX and passive optical networks.

TOTAL VIRTEX FAMILY CUMULATIVE REVENUES
Dollars in billions
Source: Xilinx


$0.13
$0.7
$1.2
$1.8
$2.5
$3.3
FY00
FY01
FY02
FY03
FY04
FY05

SINCE THEIR 1998 INTRODUCTION, THE COMPANY HAS SHIPPED OVER 24 MILLION VIRTEX DEVICES, GENERATING OVER $3 BILLION IN CUMULATIVE REVENUE.

SPARTAN™ FPGAs

As the Virtex product line continues to evolve and successfully address an increasing number of high-end applications, our Spartan family continues to be a driving force in providing affordable solutions for high volume applications. Since their debut in 1998, we have shipped more than 100 million Spartan devices to over 15,000 customers.

TOTAL SPARTAN FAMILY REVENUE GROWTH
Percent of Xilinx Revenues
Source: Xilinx


5%
8%
11%
15%
19%
21%
FY00
FY01
FY02
FY03
FY04
FY05

SINCE INCEPTION, SPARTAN FPGAS HAVE GENERATED MORE THAN $1 BILLION IN CUMULATIVE REVENUE AND ACCOUNTED FOR 21% OF XILINX TOTAL REVENUES IN FISCAL 2005, UP FROM 5% FIVE YEARS AGO.

Spartan-3™ is the fifth generation Spartan product family and the world's first FPGA family shipping on 90nm process technology. Spartan-3 devices serve the high volume FPGA marketplace by offering higher density and richer features than competing products, but at the industry's lowest prices. Sales from this family gained significant traction during the year, propelling Xilinx into new applications such as gaming machines, driver assistance systems and high definition displays that were previously served solely by other types of Application Specific Integrated Circuits (ASICs) and Application Specific Standard Products (ASSPs). During the year, we complemented this successful family with the introduction of the Spartan-3E family which delivers more logic per dollar than any other programmable device, and also the Spartan-3L family which is optimized for low-power applications.

CPLDs

Although the majority of our revenue is derived from the sale of FPGAs, Complex Programmable Logic Devices (CPLDs) are an important and growing part of our product portfolio. Over the last few years, CPLD momentum has clearly shifted in favor of Xilinx. CPLD sales increased 26% in fiscal 2005 and represented 9% of total revenues. During the year, we became the second largest supplier of CPLDs for the first time in history. We estimate that our annualized share in this market segment is currently 26%, up from 22% last year and up from 11% five years ago. Design activity remains strong and our CPLDs are becoming broadly adopted in high-volume, consumer applications such as MP3 players, cell phones and satellite radios.

CPLD MARKET SEGMENT BREAKDOWN: FY 2000 vs FY 2005
Source: Xilinx Estimates


Xilinx 12%
Xilinx 26%
OTHERS 88%
FY 2000
OTHERS 74%
FY 2005

Our CPLD customer base has grown by more than 27% over the last five years, demonstrating the increased prevalence and importance of our products in high-growth, consumer applications.

INTELLECTUAL PROPERTY (IP) / SOFTWARE

Intellectual property and software continue to be integral to our success as a company. As PLDs become more complex and capable of greater functionality, IP plays an even more important role by offering customers more complete solutions. Xilinx recognizes this and is dedicated to developing a diverse array of IP offerings aimed specifically at providing our customers with greater ease of use and faster time to market. Xilinx has more than 55 third party core providers and more than 400 IP blocks in its portfolio, which include connectivity, DSP and processor IP.

We recently announced the shipment of Integrated Software Environment (ISE™) version 7.1i to our customers. ISE 7.1i incorporates unique elements of integration, design performance and ease of use for the industry's largest user base of over 200,000 designers. ISE integrates timing driven design compilation, logic optimization, accurate power analysis, hierarchical design, verification, and debug features. Well-integrated design tools enable high-performance systems designers to leverage the convergence of logic, DSP, embedded processing, and connectivity on a single programmable platform. Fast cycle times and ease of use are critical for designers of high-volume products who are embracing the time-to-market and flexibility benefits available only with programmable logic. Xilinx invests more in software than anyone else in the PLD industry to provide best-in-class design tools for both high-performance and high-volume applications.

Process Technology and Manufacturing

In the area of process technology, Xilinx maintains a healthy lead against the competition. Xilinx was the first PLD company to introduce products manufactured using 90nm process technology and we are currently shipping more than three times the number of 90nm devices as our nearest competitor. We believe that our early lead and experience on 90nm technology will benefit us in the development of 65nm technology.

During the year, Xilinx entered into a strategic foundry relationship with Toshiba to develop products manufactured using advanced processes. Toshiba has a long history of success in producing high-volume products and this agreement provides Xilinx with an additional stable source of advanced FPGA products. We believe that our relationship with Toshiba, as well as our continued commitment to long-term foundry partner United Microelectronics Corporation, will provide us with access to the industry's most advanced process technology and our customers with a more assured source of stable supply.

Year Ahead

In fiscal 2006, we will continue to develop technology and expertise that enables us to grow outside the traditional PLD/ASIC realm. Digital Signal Processing, embedded processing and connectivity represent key examples of technologies that span vast end markets and offer large and complementary market opportunities. We estimate that these combined technologies represent a market that is ten times larger than the programmable logic industry today.

With the introduction of the Virtex-4 SX family, we now have an FPGA family specialized for the high-performance DSP market while retaining all of the benefits of reprogrammability. We are seeing strong customer acceptance in the areas of digital communications, defense systems, multimedia, video and imaging for this family of devices.

Embedded processing is pervasive throughout the electronics industry and is found in diverse segments such as automotive, networking and industrial. Although Xilinx is a relatively new player in embedded processing, products such as our Virtex-4 FX FPGA family and our MicroBlaze™ soft processor position us to capture incremental opportunities in this vast market.

Increased time-to-market requirements in the consumer space, higher fixed development costs and greater levels of systems integration will continue to favor PLDs over other types of ASICs. With an unprecedented product portfolio, a solid lead in next generation process technology and a strong commitment to pursue untapped opportunities in the areas of DSP, embedded processing and connectivity, we believe that Xilinx is well positioned to outgrow the PLD industry in years to come.

Fiscal 2005 was a busy year and many of our accomplishments would not have been possible without a corporate culture that encourages and rewards innovation. For the fourth year in a row, FORTUNE magazine validated our strong, positive culture by ranking Xilinx in the top 10 of their annual listing of "100 Best Places to Work." Our ability to attract and retain world-class talent is paramount to our success and will continue to be one of our key competitive advantages in fiscal 2006 and beyond.

I will close by thanking our stockholders, customers, employees, partners and suppliers. I believe we have the right strategy, the right team and the right products to expand our leadership and drive continued innovation in the PLD industry.

Willem P. Roelandts

President, Chief Executive Officer and Chairman of the Board

XILINX 2005 FORM 10-K

XILINX 2005 FORM 10-K

XILINX 2005 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 2, 2005.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 0-18548

XILINX®

Xilinx, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**77-0188631** (IRS Employer Identification No.)
2100 Logic Drive, San Jose, CA (Address of principal executive offices)	**95124** (Zip Code)

(408) 559-7778
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES ☒ NO ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing sale price of the Common Stock on October 2, 2004 as reported on the NASDAQ National Market was approximately $7,411,396,000. Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 16, 2005, the registrant had 350,817,700 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 4, 2005 are incorporated by reference in Part III of this Annual Report on Form 10-K.

XILINX, INC.
Form 10-K
For the Fiscal Year Ended April 2, 2005

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are included in Items 1.—"Business" and 3.—"Legal Proceedings" concerning our development efforts, strategy, new product introductions, backlog and litigation. These statements involve numerous risks and uncertainties including those discussed throughout this document as well as under the caption "Factors Affecting Future Results" in Item 7.—"Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets complete programmable logic solutions, including advanced integrated circuits (ICs), software design tools, predefined system functions delivered as intellectual property (IP) cores, design services, customer training, field engineering and technical support. The programmable logic devices (PLDs) include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs). These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in the communications, storage, server, consumer, industrial and other markets. We sell our products globally through independent domestic and foreign distributors, through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and through a direct sales management organization.

Xilinx was founded in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Almost every electronic system contains some sort of application specific integrated circuits (ASICs), which include custom gate arrays, standard cells, or programmable logic. These devices all compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in pricing, product performance, reliability, power consumption, density, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

Programmable logic has a primary advantage over custom gate arrays and standard cells in that it enables faster time-to-market with shorter design cycles. Users of PLDs can program their design directly into the PLD, using software, thereby allowing customers to revise their designs relatively quickly with lower development costs. Since PLDs are programmable, they typically have a larger die size resulting in higher costs per unit compared to custom gate arrays and standard cells, which are customized with a fixed function during wafer fabrication. Custom gate arrays and standard cells, however, generally require longer fabrication lead times and higher up-front costs than PLDs.

PLDs are standard components. This means that the same device type can be sold to many different customers for many different applications. As a result, the development cost of PLDs can be spread over a large number of customers. Custom gate arrays and standard cells, on the other hand, are custom chips for an individual customer for use in a specific application. This involves a high up-front cost to customers. Technology advances are enabling PLD companies to reduce costs considerably, making PLDs an increasingly attractive alternative to custom gate arrays and standard cells.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• Cellular Base Stations • Wireless Local Area Networks
	Wireline	• Metro Area Networks • Passive Optical Networks • DSL Modems
	Networking	• Switches • Routers
Storage and Servers	Storage	• Mass Storage • Storage Area Networks • Network Attached Storage
	Servers	• High Speed Servers • Computer Peripherals
Consumer, Automotive, Industrial and Other	Consumer	• Video Display Systems, Televisions • DVRs • Camera Phones
	Industrial	• Factory Automation • Medical Imaging • Test Equipment
	Automotive	• Multimedia Systems • GPS Navigation Systems • Voice Recognition
	Military	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications

Products

Integral to the future success of our business is the timely introduction of new products that address customer requirements and compete effectively with respect to price, functionality and performance. Software design tools, IP cores, technical support and design services are also critical components that enable our customers to implement their design specifications into our PLDs. Altogether, these products form a comprehensive programmable logic solution. A brief overview of these products follows. Our product families mentioned in the table below are not all inclusive but they comprise the majority of revenues. They are our newest product families and are currently being designed into our customers' next generation products. Some of our more mature product families have been excluded from the table although they continue to generate revenue. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Densities	Process Technology	Voltage
Virtex-4™	June 2004	12K to 200K Logic Cells	90nm	1.2v
Virtex-II Pro™	March 2002	3K to 99K Logic Cells	130nm	1.5v
Virtex-II™	January 2001	576 to 104K Logic Cells	150nm	1.5v
Virtex™-E	September 1999	1.7K to 73K Logic Cells	180nm	1.8v
Spartan™-3E	March 2004	2.2K to 33.2K Logic Cells	90nm	1.2v
Spartan-3™	April 2003	1.7K to 74.9K Logic Cells	90nm	1.2v
Spartan-II™E	November 2001	1.7K to 15.6K Logic Cells	150nm	1.8v
Spartan-II™	January 2000	432 to 5.3K Logic Cells	180nm	2.5v

CPLDs	Date Introduced	Densities	Process Technology	Voltage
CoolRunner-II™	January 2002	32 to 512 Macrocells	180nm	1.8v
CoolRunner™	August 1999	32 to 512 Macrocells	350nm	3.3v
XC9500XL	September 1998	36 to 288 Macrocells	350nm	3.3v

Virtex FPGAs

The 17 device Virtex-4 FPGA Family consists of three platforms: LX, FX and SX. Virtex-4 LX FPGAs are optimized for logic-intensive designs, Virtex-4 SX FPGAs are optimized for high-performance digital signal processing (DSP), and Virtex-4 FX FPGAs are optimized for high-speed serial connectivity and embedded processing. These platforms enable customers to select the optimal mix of resources for their particular application. Virtex-4 devices are produced on 90-nanometer process technology delivered on 300mm wafers.

The Virtex-II Pro FPGA family consists of nine devices. The family includes IBM PowerPC™ processors, multi-gigabit transceivers, embedded memory, embedded software design tools and operating system support. Virtex-II Pro devices are delivered on 300mm wafers employing 130-nanometer copper process technology. The Virtex-II Pro solution enables ultra-high bandwidth system-on-a-chip (SoC) designs that were previously the exclusive domain of custom ASICs.

The Virtex-II FPGA family is a complete platform for programmable logic that allows digital system designers to rapidly implement a single-chip solution. The Virtex-II FPGA family consists of 11 devices, all utilizing 150-nanometer process technology on 300mm wafers.

The Virtex-E FPGA family consists of 11 devices and is delivered on 180-nanometer process technology. The original Virtex FPGA family, introduced in October 1998, includes nine 2.5-volt Virtex devices that are currently in production on 220-nanometer process technology with densities ranging from 1,728 to 27,648 logic cells.

Spartan FPGAs

The Spartan-3 FPGA family was the first PLD family shipping on 90-nanometer copper process technology. This family consists of eight devices that are programmable alternatives to ASICs.

The Spartan-3E FPGA family, also shipping on 90-nanometer copper process technology, consists of five devices and is complementary to Spartan-3. Ranging from 2,160 to 33,192 logic cells, the Spartan-3E family delivers the lowest cost per logic cell. The Spartan-3E family is optimized for gate centric designs while the Spartan-3 family is optimized for I/O centric designs. Both Spartan-3 and Spartan-3E families address cost-sensitive high-volume applications.

The Spartan-IIE family consists of seven devices and is delivered on 150-nanometer process technology. The Spartan-II family has seven devices shipping on 180-nanometer process technology.

The Spartan™-XL family consists of five devices with up to 1,862 logic cells on 250-nanometer process technology operating at 3.3 volts. The original Spartan™ family was introduced in early 2000. It has five devices shipping with densities up to 1,862 logic cells on 350-nanometer process technology operating at 3.5 volts.

EasyPath

EasyPath FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. EasyPath FPGAs are available for the higher density devices of the Virtex-II and Virtex-II Pro families. EasyPath FPGAs will also be available for the higher densities of Spartan-3 and Virtex-4 families. Customers purchasing EasyPath FPGAs must meet certain minimum order requirements and pay a custom test generation charge.

CPLDs

The XC9500, XC9500XL and XC9500XV product families offer low cost, high speed and in-system programmability for 5.0-volt, 3.3-volt and 2.5-volt systems, respectively.

In August 1999, we acquired Philips Semiconductors' line of low power CPLDs called the CoolRunner family. The CoolRunner family line was the first family of CPLD products to combine very low power with high speed, high density and high I/O counts in a single device. This family has six devices shipping on 350-nanometer process technology. CoolRunner CPLDs also use far less dynamic power during actual operation compared to conventional CPLDs, an important feature for today's mobile computing applications.

The CoolRunner-II family is a next-generation family with six devices shipping on 180-nanometer process technology. CoolRunner-II CPLDs contain enhanced power management and system features at no performance or cost penalty to the customer. We believe these devices are ideal for both performance-intensive applications as well as power conscious designs targeting the growing consumer electronics markets.

Support Products

Software Solutions

We offer complete software solutions that enable customers to implement their design specifications into our PLDs. These software design tools combine a powerful technology with a flexible, easy-to-use graphical interface to help achieve the best possible designs within each customer's project schedule, regardless of the designer's experience level. Our software design tools operate on personal computers running Microsoft Windows 2000, XP and Linux operating systems, and on workstations from Sun Microsystems running Solaris.

The Xilinx ISE™ (Integrated Software Environment) family fits a wide range of customer needs. ISE also integrates with a wide range of third-party electronic design automation (EDA) software offerings and point-tool solutions to deliver the most flexible design environment available.

All Xilinx FPGA and CPLD device families are supported by ISE, including the newest Virtex-4, Spartan-3E and CoolRunner-II device families.

IP Cores

We also offer IP cores for commonly used complex functions. *LogiCORE™* products, which are developed and supported by Xilinx, together with AllianceCORE™ IP cores from third-party participants, enable customers to shorten development time, reduce design risk and obtain superior performance for their designs. LogiCORE products include solutions for designers building products in the areas of DSP, network line cards and backplanes, PCI Express™ and advanced switching, Rapid IO, ethernet, and embedded processing with both PowerPC processor and MicroBlaze™, a 32-bit soft processor core. Xilinx also offers a *CORE Generator™* system which allows customers to implement various IP cores into our PLDs with predictable and repeatable performance and a *System Generator™ for DSP* tool which allows system architects to quickly model and implement DSP functions, and features an interface to third-party system level DSP design tools.

Configuration Solutions

Through our Configuration Solutions Group, Xilinx offers a range of one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. The PlatformFlash PROM (programmable read only memory) family is our newest offering. This family ranges in density from 1 to 32 megabits and offers full in-system programmability at the lowest cost per megabit of any Xilinx configuration solution. Older solutions include our XC1700 family (one-time programmable with density up to 16 megabits), and the XC1800 family (in system programmable with density up to 4 megabits). Our PROM solutions support all of our FPGA devices.

Global Services

To extend our customers' technical capabilities and shorten their design times, we offer a portfolio of global services, which includes Education, Design and Support Services. In addition, we offer www.mysupport.xilinx.com, a personalized online technical resource.

Please see information under the caption "Results of Operations—Net Revenues" in Item 7.—"Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our classes of products.

Research and Development

Our research and development activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of IP cores of logic and the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance improvements and lowering power consumption. As a result of our research and development efforts, we have introduced a number of new products during the past several years including the Virtex-4 platform of FPGAs, the Spartan-3 FPGA series and EasyPath devices, as well as major enhancements to our IP core offerings and the introduction of new versions of our ISE software. Furthermore, we extended our collaboration with our foundry suppliers in the development of 90 and 65 nanometer complementary metal oxide semiconductor (CMOS) manufacturing technology and beyond and are one of the first companies in the industry to have moved aggressively to 300mm wafer technology for cost reduction.

Our research and development challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2005, 2004 and 2003, our research and development expenses were $307.4, $247.6 million and $222.1 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to continuing a significant level of research and development effort. However, there can be no assurance that any of our research and development efforts will be successful, timely or cost-effective.

Acquisition

In June 2004, we completed the acquisition of Hier Design Inc. (HDI), a privately held electronic design automation company with expertise in hierarchical floorplanning and analysis software for high-performance FPGA design. The total purchase price for HDI was $20.7 million in cash plus $275 thousand of acquisition related costs.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs, or subcontract manufacturers.

We use a dedicated global sales and marketing organization as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor managed inventory, value added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sale opportunity, a local distributor will process and fulfill the majority of all orders from customers. Distributors are the legal sellers of the products and as such they bear all risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price concessions for unsold product in the case of a subsequent decrease in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the end customer.

The Memec Group (Memec) and Avnet, Inc. (Avnet) distribute the substantial majority of our products worldwide. No end customer accounted for more than 10% of net revenues in fiscal 2005, 2004 or 2003. As of April 2, 2005, two distributors (Memec and Avnet) accounted for 59% and 29% of total accounts receivable, respectively. As of April 3, 2004, Memec and Avnet accounted for 59% and 22% of total accounts receivable, respectively. Resale of product through Memec accounted for 49%, 47% and 45% of worldwide net revenues in fiscal 2005, 2004 and 2003, respectively. Resale of product through Avnet accounted for 27%, 31% and 32% of worldwide net revenues in fiscal 2005, 2004 and 2003, respectively. On April 26, 2005, Avnet and Memec announced that they have reached a definitive agreement for Avnet to acquire Memec. The transaction is expected to close within 60 to 90 days from the date of the announcement, subject to regulatory approval. We also use other regional distributors throughout the world. From time to time, we may add or terminate distributors in specific geographies, as we deem appropriate given the level of business and their performance. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by custom gate arrays, and they simplify the requirements for distributor technical support. See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk. Please also see Note 12 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for financial information about our revenues from external customers and domestic and international operations.

Backlog

As of April 2, 2005, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $157.0 million. As of April 3, 2004, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $215.0 million. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, end customer backlog to distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our products. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba) and Seiko Epson Corporation (Seiko). Currently, UMC manufactures the substantial majority of our wafers. Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies. As a result, we have entered into agreements with UMC, Toshiba and Seiko as discussed below.

In September 1995, we entered into a joint venture with UMC and other parties to construct a wafer fabrication facility in Taiwan, known as United Silicon Inc. (USIC) (see Note 3 to our consolidated financial statements in Item 8. "Financial Statements and Supplementary Data"). In January 2000, as a result of the merger of USIC into UMC, our equity position in USIC was converted into shares of UMC, which are publicly traded on the Taiwan Stock Exchange. We retain monthly guaranteed wafer capacity rights in UMC as long as we retain a certain percentage of our original UMC shares.

In fiscal 1997, we signed a wafer purchasing agreement with Seiko that was amended in fiscal 1998, 1999 and 2000. Seiko manufactures wafers for our older, more mature product lines.

In October 2004, we entered into an advanced purchase agreement with Toshiba under which we have a contingent obligation to pay Toshiba up to a total of $100.0 million in installments for advance payment of silicon wafers produced under the agreement. The first $50.0 million advance was paid in December 2004. Future installments are contingent upon Toshiba meeting specified performance milestones. The entire $100.0 million (or any unused portion thereof) will be reduced by future wafer purchases from Toshiba and is fully refundable on or about December 2007 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry, independent sort subcontractors, or by Xilinx. Sorted wafers are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are tested by Xilinx personnel at our San Jose, California, Dublin, Ireland or Singapore facilities or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. (SPIL) in Taiwan and from Amkor Technology, Inc. in Korea and the Philippines.

Quality Certification

Xilinx achieved ISO 9001 quality certification in 1995 in San Jose, California, in 2001 in Dublin, Ireland and in 2004 in Longmont, Colorado, the main site for our software development efforts. In addition, the San Jose and Dublin locations have achieved ISO 14001, TL 9000 and ISO/TS 16949:2002 quality certifications.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. Through April 2, 2005, we held 1,117 issued United States patents, which vary in duration, relating to our products. We maintain an active program of filing for additional patents in the areas of, but not limited to, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We intend to vigorously protect our intellectual property. We believe that failure to enforce our intellectual property rights (for example, patents, copyrights and trademarks) or to effectively protect our trade secrets could have an adverse effect on our financial condition and results of operations. In the future, we may incur litigation expenses to enforce our intellectual property rights against third parties. However, any such litigation may not be successful.

We have acquired various software licenses that permit us to grant sublicenses to our customers for certain third party software programs licensed with our software design tools. In addition, we have licensed certain software for internal use in product design.

Employees

As of April 2, 2005, we had 3,050 employees compared to 2,770 at the end of the prior year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Competition

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera) and Lattice Semiconductor Corporation (Lattice), from the ASIC market, which has been ongoing since the inception of FPGAs, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for standard cell or custom gate array based ASICs and Application Specific Standard Products (ASSPs);
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density complex programmable logic devices (CPLDs);
- ASIC products including standard cell, structured ASIC and custom gate array products;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to enter the PLD segment. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to the market segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in the PLD market segment.

We could also face competition from our licensees. We have granted limited rights to other companies with respect to certain of our older technology which may enable them to manufacture and market products which may be competitive with some of our older products.

In conjunction with Xilinx's settlement of the patent litigation with Altera in July 2001, both companies entered into a royalty-free patent cross license agreement for many of each company's patents through July 2006.

Executive Officers of the Registrant

Certain information regarding each of Xilinx's executive officers is set forth below:

Name	Age	Position
Willem P. Roelandts	60	President, Chief Executive Officer and Chairman of the Board of Directors
Kris Chellam	54	Senior Vice President, Finance and Chief Financial Officer
Steven D. Haynes	54	Senior Vice President, Worldwide Sales and Services
Thomas R. Lavelle	55	Vice President, General Counsel and Secretary
Boon C. Ooi	51	Vice President, Worldwide Operations
Richard W. Sevcik	57	Executive Vice President and General Manager and a Director
Sandeep S. Vij	39	Vice President, Worldwide Marketing

There are no family relationships among the executive officers of the Company or the Board of Directors.

Willem P. "Wim" Roelandts joined the Company in January 1996 as Chief Executive Officer and a member of the Company's Board of Directors. In April 1996, Mr. Roelandts was appointed to the additional position of President of the Company and assumed the role of Chairman of the Board of Directors on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, he served at Hewlett-Packard Company, a technology solutions provider, as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts joined the Board of Directors of Applied Materials, Inc. in March 2004.

Kris Chellam joined the Company in July 1998 as Senior Vice President, Finance and Chief Financial Officer. Prior to joining the Company, he served at Atmel Corporation as Senior Vice President and General Manager of a product group from March to July 1998 and as Vice President, Finance and Administration, and Chief Financial Officer from September 1991 through March 1998. Mr. Chellam also serves as a director of At Road Inc.

Steven D. Haynes joined the Company in March 1987 as the Regional Sales Manager of the Northeast region, was promoted to Area Sales Director in 1988, and was appointed Vice President, North American Sales in 1995. In November 1998, Mr. Haynes was promoted to Vice President, Worldwide Sales and in April 2004, he was promoted to his current position of Senior Vice President, Worldwide Sales and Services.

Thomas R. Lavelle joined the Company in August 1999 as Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Lavelle spent more than 15 years at Intel Corporation serving in a variety of positions, including group counsel for a number of Intel organizations. From 1992 to 1993, Mr. Lavelle served as Vice President and General Counsel for NeXT Inc.

Boon C. Ooi joined the Company in November 2003 as Vice President, Worldwide Operations. He has overall responsibility for worldwide manufacturing, testing and package development for Xilinx programmable logic devices. Mr. Ooi also oversees strategic management of the Company's semiconductor foundry and packaging suppliers. Prior to joining the Company, Mr. Ooi spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President of the Corporate Technology Group and Director of Operations.

Richard W. Sevcik joined the Company in April 1997 as Senior Vice President and General Manager. He was elected to the Board of Directors of the Company in 2000. Mr. Sevcik assumed his current position of Executive Vice President and General Manager in January 2004. Prior to joining the Company, Mr. Sevcik worked at Hewlett-Packard Company for ten years where, from 1994 through 1996, he served as Group General Manager of its Systems Technology Group and oversaw five divisions involved with product development for servers, workstations, operating systems, microprocessors, networking and security. In 1995, he was named Vice President at Hewlett-Packard.

Sandeep S. Vij joined the Company in April 1996 as Director, FPGA Marketing and was promoted to Vice President, Marketing and General Manager in October 1996. Mr. Vij assumed his current position of Vice President, Worldwide Marketing in July 2001. From 1990 until April 1996, he served at Altera Corporation, a semiconductor company, in a variety of marketing roles. Mr. Vij also serves as a director of Coherent Inc.

Additional Information

Our Internet address is *www.xilinx.com*. We make available, via a link through our investor relations website located at *www.investor.xilinx.com*, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. All such filings on our investor relations website are available free of charge. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, research and development and final testing groups are located in San Jose, California. The site consists of adjacent buildings providing 588,000 square feet of space, which we own. In February 2000, we purchased 87 acres of land in South San Jose near our corporate facility. At present, we do not have any plans for development of this land.

In addition, we own a 228,000 square foot administrative, research and development and final testing facility in the metropolitan area of Dublin, Ireland. The Irish facility serves as our regional headquarters in Europe and is primarily used for final testing of our products and to service our customer base in Europe.

In April 2004, we entered into a sublease on a 15,000 square foot facility in Singapore, which serves as our regional headquarters in Asia. The Singapore facility is primarily used for final testing of our products and to support our customers in Asia Pacific and Japan. We believe that we may need to lease or build additional space in Singapore to accommodate any future expansion of the regional headquarters in Asia.

We also own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of research and development, manufacturing and quality control. In addition, we also own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is being partially leased to tenants under short-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico used for the development of our CoolRunner CPLD product families as well as IP cores. We lease office facilities for our engineering design centers in Minneapolis, Minnesota and Austin, Texas.

We also lease North American sales offices in various locations which include the metropolitan areas of Chicago, Dallas, Denver, Los Angeles, Nashua, Ottawa, Raleigh, San Diego, San Jose and Toronto as well as international sales offices located in the metropolitan areas of Brussels, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The Internal Revenue Service (IRS) has audited and issued proposed adjustments to the Company for fiscal 1996 through 2001. The Company filed petitions with the U.S. Tax Court in response to the assertions by the IRS relating to fiscal 1996 through 2000. In addition, the IRS has proposed adjustments to our net operating loss for fiscal 2001. To date, several issues have been settled with the IRS. Those issues are discussed below. As of April 2, 2005, the only substantive unresolved issue asserted by the IRS totals $16.0 million in additional taxes due, which relates to a stock option cost sharing issue.

On October 1, 2004, we filed a settlement stipulation concerning the remaining issues for fiscal 1996 through 1998, other than the stock option cost sharing issue discussed below. We agreed to increased taxable income of $9.2 million for these three years and the IRS agreed that penalties were not applicable. Sufficient taxes were provided for this liability in prior years. We also filed settlement stipulations for fiscal 1999 and 2000 that there is no increased income relating to the acquisition of NeoCAD on April 10, 1995. As a result of these settlements, we recorded a net tax benefit of $1.5 million in the second quarter of fiscal 2005.

During the fiscal quarter ended January 1, 2005, Xilinx and the IRS agreed to settle the remaining substantive issues for fiscal 1999, 2000 and 2001 other than the stock option cost sharing issue discussed below. Xilinx agreed to increased taxable income of $5.9 million for these three years, and the IRS agreed that penalties were not applicable. Sufficient taxes were provided for this liability in prior years. As a result of this agreement, the Company recorded a tax benefit of $3.2 million in the third quarter of fiscal 2005.

The only unresolved substantive issue, as stated above, relates to whether the value of compensatory stock options must be included in the cost sharing agreement with Xilinx Ireland. The trial for this issue was held during July 2004, and fiscal 1999 was combined with fiscal 1997 and 1998. Shortly before the trial, the Tax Court granted an IRS motion to amend its answer to assert an alternative deficiency based on the Black-Scholes value of stock options on the date of grant. Post-trial briefs have been filed and we are awaiting the court's decision.

It is premature to comment further on the likely outcome of the stock option cost sharing issue. We believe we have meritorious defenses to the remaining adjustments and that sufficient taxes have been provided.

Other than as stated above, we know of no legal proceedings contemplated by any governmental authority or agency against the Company.

Rep'tronic

The Company allowed sales representative agreements with three related European entities, Rep'tronic S.A., Rep'tronic España, and Acsis S.r.l., a Rep'tronic Company (collectively Rep'tronic) to expire pursuant to their terms on March 31, 2003. In May 2003, Rep'tronic filed lawsuits in the High Court of Ireland against the Company claiming compensation arising from termination of an alleged commercial agency between Rep'tronic and the Company. On March 31, 2004, Rep'tronic amended each of its statements of claim to include an additional claim related to the termination of the alleged commercial agency. The Company filed its defenses in each case in November 2004. Once the pleadings are closed, discovery will begin.

On January 21, 2004, Rep'tronic S.A. joined Xilinx SARL into a lawsuit pending before the Labor Court of Versailles brought by five former Rep'tronic S.A. employees against Rep'tronic S.A. for unfair dismissal. By joining Xilinx SARL to this action, Rep'tronic S.A. seeks determination of whether the employees of Rep'tronic S.A. became the employees of Xilinx SARL or Xilinx Ireland by operation of French law upon the expiration of the sales representative agreement. Xilinx SARL has filed its evidence. The hearing on this matter has been postponed until October 6, 2005.

On February 10, 2004, Rep'tronic S.A. filed a lawsuit against Xilinx SARL in the Commercial Court of Versailles. Rep'tronic alleges that Xilinx SARL engaged in unfair competition by not renewing the sales representative agreement and through Xilinx's activities to continue its business in the territory. The hearing was held March 23, 2005 at which Xilinx SARL defended the claims against it on procedural and factual grounds. The parties are awaiting the court's decision.

The Company has accrued amounts that represent anticipated payments for liability for the Rep'tronic litigation under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies."

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, distribution arrangements and employee relations matters. Periodically, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is listed on the NASDAQ National Market System under the symbol XLNX. As of May 6, 2005, there were approximately 1,152 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 160,000.

The following table sets forth the high and low closing prices, for the periods indicated, for our common stock as reported by the NASDAQ National Market System:

	Fiscal 2005		Fiscal 2004	
	High	**Low**	**High**	**Low**
First Quarter	$40.22	$31.53	$30.51	$23.41
Second Quarter	31.53	25.44	32.29	24.78
Third Quarter	32.95	26.68	39.05	27.98
Fourth Quarter	31.92	26.29	42.90	35.25

In each quarter of fiscal 2005, we paid a cash dividend of $0.05 per common share, for a total of $0.20 per common share for the year. No cash dividends were paid on our common stock in fiscal 2004.

Issuer Purchases of Equity Securities

The following table summarizes the Company's repurchase of its common stock during the fourth fiscal quarter of 2005:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
	(In thousands, except per share amounts)			
January 2 to February 5, 2005	347	$28.11	347	$145,583
February 6 to March 5, 2005	367	$29.74	367	$134,659
March 6 to April 2, 2005	365	$29.96	365	$123,747
Total for the Quarter	1,079	$29.27	1,079	

On April 22, 2004, we announced a repurchase program of up to $250.0 million of common stock. Through April 2, 2005, the Company had repurchased $126.3 million of the $250.0 million approved for repurchase under the current program. This share repurchase program has no stated expiration date.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Operations Data
Five years ended April 2, 2005
(In thousands, except per share amounts)

	2005(5)	2004(4)	2003(3)	2002(2)	2001(1)
Net revenues	$1,573,233	$1,397,846	$1,155,977	$1,015,579	$1,659,358
Operating income (loss)	372,040	327,135	155,669	(24,750)	384,053
Income (loss) before income taxes	400,544	350,544	169,872	(192,954)	61,103
Provision (benefit) for income taxes	87,821	47,555	44,167	(79,347)	25,845
Net income (loss)	312,723	302,989	125,705	(113,607)	35,258
Net income (loss) per common share:					
Basic	$ 0.90	$ 0.89	$ 0.37	$ (0.34)	$ 0.11
Diluted	$ 0.87	$ 0.85	$ 0.36	$ (0.34)	$ 0.10
Shares used in per share calculations:					
Basic	347,810	341,427	337,069	333,556	328,196
Diluted	358,230	354,551	348,622	333,556	353,345
Cash dividends declared per common share	$ 0.20	$ —	$ —	$ —	$ —

(1) Income before income taxes includes a write-down of $362,124 on UMC investment and $14,797 of goodwill amortization.

(2) Loss before income taxes includes a write-down of $191,852 on UMC investment, $29,821 of goodwill amortization, $25,336 impairment loss on intangibles and other assets and a lawsuit settlement gain of $19,400.

(3) Income before income taxes includes an impairment loss on excess facilities and equipment of $54,691 and impairment loss on investments of $10,425.

(4) Income before income taxes includes an impairment loss on excess facilities of $3,376, a loss related to litigation settlement and contingency of $6,400 and a write-off of acquired in-process research and development of $6,969 related to the acquisition of Triscend Corporation. Net income includes a $34,418 reduction in taxes associated with an IRS tax settlement.

(5) Income before income taxes includes a write-off of acquired in-process research and development of $7,198 related to the acquisition of HDI and impairment loss on investments of $3,099.

Consolidated Balance Sheet Data
Five Years Ended April 2, 2005
(In thousands)

	2005	2004	2003	2002	2001
Working capital	$1,167,970	$ 965,657	$ 888,551	$ 819,432	$ 766,418
Total assets	3,039,196	2,937,473	2,421,676	2,335,360	2,502,196
Stockholders' equity	2,673,508	2,483,062	1,950,739	1,903,740	1,918,316

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Factors Affecting Future Results" and elsewhere in this document. Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

Nature of Operations

We design, develop and market programmable logic solutions, including advanced ICs, software design tools, predefined system functions delivered as IP cores, design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in the communications, storage, server, consumer, industrial and other markets. We sell our products globally through independent domestic and foreign distributors, through direct sales to OEMs by a network of independent sales representative firms and through a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission (SEC) has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical policies include: valuation of marketable and non-marketable securities, which impacts losses on equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; and accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

The Company's short-term and long-term investments include marketable and non-marketable equity and debt securities. At April 2, 2005, the Company had an equity investment in UMC, a public Taiwanese semiconductor wafer manufacturing company, of $246.1 million and strategic investments in non-marketable equity securities of $18.2 million. In determining if and when a decline in market value below adjusted cost of marketable equity and debt securities is other-than-temporary, the Company evaluates quarterly the market conditions, trends of earnings, financial condition and other key measures for our investments. In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline. Based on our evaluation, we recorded impairment losses on investments on our consolidated statements of income, related to our investments in private companies of $3.1 million and $10.4 million in fiscal 2005 and 2003, respectively.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to end customers. As of April 2, 2005, approximately 90% of our products are sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the end customer. Reported information includes product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate the data and verify that the reported information is accurate. The effects of distributor price adjustments are recorded as a reduction to deferred income on shipments to distributors reflecting the amount of gross margin expected to be realized when distributors sell through product purchased from us. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with our direct customers.

Revenue from software term licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly at current manufacturing costs in order to approximate actual costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of forecasted spending over projected volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or appraisals.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for use include the overall profitability of the Company's business and our ability to generate positive cash flows. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Goodwill

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and written down when impaired. We perform an annual impairment review in the fourth quarter of each year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing under SFAS 142, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2005, there was no impairment of goodwill in fiscal 2005. Unless there are indicators of impairment, our next impairment review for RocketChips, Triscend Corporation (Triscend) and HDI goodwill will be performed and completed in the fourth quarter of fiscal 2006. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must apply the appropriate tax rates based on the pretax income for each of these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in material impacts on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. As of April 2, 2005 and April 3, 2004, we had a valuation allowance for the deferred tax assets relating to certain California tax credit carryforwards.

Results of Operations

The following table summarizes the results of our operations as a percentage of net revenues for the fiscal years indicated:

	2005	2004	2003
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	36.6	37.9	41.0
Gross Margin	**63.4**	**62.1**	**59.0**
Research and development	19.6	17.7	19.2
Selling, general and administrative	19.3	19.1	20.4
Amortization of acquisition-related intangibles	0.4	0.7	1.2
Impairment loss on excess facilities and equipment	0.0	0.2	4.7
Litigation settlement and contingency	0.0	0.5	0.0
Write-off of acquired in-process research and development	0.5	0.5	0.0
Operating Income	**23.6**	**23.4**	**13.5**
Impairment loss on investments	(0.2)	0.0	(0.9)
Interest income and other, net	2.0	1.7	2.1
Income Before Income Taxes	25.4	25.1	14.7
Provision for income taxes	5.5	3.4	3.8
Net Income	**19.9%**	**21.7%**	**10.9%**

Net Revenues

	2005	Change	2004 (In thousands)	Change	2003
Net revenues	$1,573,233	13%	$1,397,846	21%	$1,155,977

Our net revenues increased 13% in fiscal 2005 compared to fiscal 2004. The increase was due to strength of our New Products in Communications, Consumer and Automotive and Industrial and Other end markets. Our net revenues increased 21% in fiscal 2004 compared to fiscal 2003 due to strong customer demand for our New Products and continued growth in our Consumer and Automotive and Industrial and Other end markets. The increases in net revenues in both fiscal 2005 and 2004 were due to increased unit sales, partially offset by normal declines in average unit selling prices. No end customer accounted for more than 10% of net revenues for any of the periods presented.

Net Revenues by Product

We classify our product offerings into four categories: New, Mainstream, Base and Support Products. These product categories, excluding Support Products, are adjusted on a periodic basis to better reflect advances in technology. The most recent adjustment was on July 4, 2004, which was the beginning of our second quarter of fiscal 2005. Amounts for the prior periods presented have been reclassified to conform to the new categorization. New Products include our most recent product offerings and include the Spartan-3, Spartan-3E, Spartan-IIE™, Virtex-4, Virtex-II Pro, EasyPath and CoolRunner-II product lines. Mainstream Products include the CoolRunner, Spartan-II, SpartanXL, Virtex-II, Virtex-E and Virtex product lines. Base Products consist of our mature product families and include the XC3000, XC3100, XC4000, XC5200, XC9500, XC9500XL, XC9500XV, XC4000E, XC4000EX, XC4000XL, XC4000XLA, XC4000XV and Spartan families. Support Products make up the remainder of our product offerings and include configuration solutions (serial PROMs—programmable read only memory), software, intellectual property (IP) cores, customer training, design services and support.

Net revenues by product categories for the fiscal years indicated were as follows:

	2005	% of Total	% Change	2004	% of Total	% Change	2003	% of Total
				(In millions)				
New Products	$ 277.1	18	207	$ 90.2	6	594	$ 13.0	1
Mainstream Products	912.6	58	0	911.0	65	17	779.4	68
Base Products	280.6	18	(7)	300.3	22	3	292.5	25
Support Products	102.9	6	7	96.3	7	35	71.1	6
Total Net Revenues	$1,573.2	100	13	$1,397.8	100	21	$1,156.0	100

The increase in net revenues of New Products for both fiscal 2005 and 2004 compared to their respective prior fiscal years was due to the strong market acceptance of these products, primarily Virtex-II Pro, Spartan-3 and Spartan-IIE across a broad base of applications, including wireless communications, networking and consumer.

The relatively flat performance of Mainstream Products in fiscal 2005 was due to strength in Consumer and Automotive end market offset by weakness in Storage and Servers end market. The weakness in Storage and Servers end market was related to the product lifecycle transitions within our large storage accounts. The increase in Mainstream Products in fiscal 2004 was driven by growth from Spartan-II and Virtex-II as demand from storage, networking, and communications led to significant growth in these two products.

The decline in Base Products in fiscal 2005 was due to lower demand for older generation products as they progress into the mature stage of their lifecycles. The small revenue growth in fiscal 2004 was due to improved market conditions.

Lastly, Support Products grew in fiscal 2005 and 2004 compared to the prior year periods mainly due to improvement in design services, software and configuration solutions (serial PROMs). PROM memories are used primarily to configure FPGAs. As a result, PROM revenues generally follow the FPGA revenue trends.

Net Revenues by Geography

Geographic revenue information is based on the geographic location where we shipped our products to distributors or OEMs. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

	2005	% of Total	% Change	2004	% of Total	% Change	2003	% of Total
				(In millions)				
North America	$ 655.1	42	11	$ 592.5	42	6	$ 559.0	48
Europe	326.1	21	21	270.3	19	6	254.3	22
Japan	224.1	14	10	203.6	15	15	176.4	15
APAC/ROW	367.9	23	11	331.4	24	99	166.3	15
Total Net Revenues	$1,573.2	100	13	$1,397.8	100	21	$1,156.0	100

All geographies in fiscal 2005 showed double digit percentage increases in net revenues. Europe displayed the strongest growth of 21% as a result of increased demand from wireless 3G base stations and automotive telematics. In fiscal 2004, Europe grew partly due to strength in industrial, automotive and wireless communication applications.

The increased net revenues for both North America and Asia Pacific/Rest of World (APAC/ROW) in fiscal 2005 were due to continued strength in the networking, wireless communication and consumer applications. The improvement of North America revenue in fiscal 2004 was due to the growth in the Communications and Storage and Servers end markets, which benefited from an improved economy. In fiscal 2004, APAC/ROW grew due to consumer-based applications and the transfer of manufacturing by North American and European OEMs to Asia Pacific. For Japan, the increased net revenues in both fiscal 2005 and 2004 were largely due to digital consumer applications.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. In order to better reflect our diversification efforts and to provide more detailed end market information, we split the category formerly called "Consumer, Industrial and Other" into two components: "Consumer and Automotive" and "Industrial and Other" beginning with the quarter ended January 1, 2005.

As a result, we classify our net revenues by end markets in four categories: Communications, Storage and Servers, Consumer and Automotive and Industrial and Other. Since historical comparisons of the two new categories are not available, we combined them in the table below to show their aggregated changes over the three fiscal years. The percentage change calculation in the table below represents the year to year dollar change in each end market. We will begin to show historical comparisons of the two new categories when available. Net revenues by end markets for the fiscal years indicated were as follows:

	2005	% Change	2004	% Change	2003
		(% of total net revenues)			
Communications	50%	12	50%	12	55%
Storage and Servers	14	(15)	19	5	21
Consumer, Automotive, Industrial and Other	36	30	31	56	24
Total Net Revenues	100%	13	100%	21	100%

The growth in Communications end market was a reflection of increased demand in wired, wireless and networking applications during fiscal 2005. Similarly, the growth in fiscal 2004 compared to fiscal 2003 was due to recovery in demand during the latter part of fiscal 2004 driven by wireless and networking applications.

As expected, the Storage and Servers end market declined in fiscal 2005 as a result of broad-based weakness as well as product lifecycle transitions within our large storage accounts. Storage and Servers revenues increased in fiscal 2004 largely due to several customer designs entering production. Storage and Servers business is expected to see further decline in fiscal 2006 albeit at a slower rate than in fiscal 2005.

The combined category of Consumer, Automotive, Industrial and Other grew 30% in fiscal 2005 and 56% in fiscal 2004. The strong growth in this category was due to increased acceptance of programmable logic solutions in digital consumer, defense and automotive applications.

Gross Margin

	2005	Change	2004	Change	2003
			(In thousands)		
Gross margin	$996,949	15%	$867,878	27%	$682,426
Percentage of net revenues	63.4%		62.1%		59.0%

The gross margin improvement of 1.3 percentage points in fiscal 2005 compared to fiscal 2004 was due to improved yields and manufacturing costs in our New Products and high volume Mainstream Products. Similarly, the gross margin improvement of 3.1 percentage points in fiscal 2004 compared to fiscal 2003 was largely due to improved costs from the migration to 300-millimeter wafer production.

Gross margin may be adversely affected in the future due to product mix shifts, competitive pricing pressure, manufacturing yield issues and wafer pricing. We expect to mitigate these risks by continuing to improve yields on process technologies of 130 nanometers and below.

Sales of inventory previously written off were not material during fiscal 2005, 2004 or 2003.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of the revenue decline in our mature products with increased revenues from newer products.

Research and Development

	2005	Change	2004	Change	2003
			(In thousands)		
Research and development	$307,448	24%	$247,609	12%	$222,139
Percentage of net revenues	20%		18%		19%

The increase in research and development (R&D) expenses from fiscal 2004 to fiscal 2005 was primarily related to higher mask and wafer expenses for development of new products and additional resources for next generation products and IP development related to new market opportunities such as DSP and embedded processing.

The increase in R&D expenses from fiscal 2003 to fiscal 2004 was primarily related to continued expansion of R&D investment in process technology, product features and next generation products.

We plan to continue to invest in R&D efforts in a wide variety of areas such as new products, 90 and 65-nanometer and more advanced process technologies, IP cores, DSP, embedded processing and the development of new design and layout software.

Selling, General and Administrative

	2005	Change	2004	Change	2003
			(In thousands)		
Selling, general and administrative	$303,595	14%	$266,664	13%	$235,347
Percentage of net revenues	19%		19%		20%

The increase in selling, general and administrative (SG&A) expenses in fiscal 2005 compared to fiscal 2004 was attributable to start-up costs for our new regional headquarters in Singapore, tax litigation costs, Sarbanes-Oxley Section 404 compliance costs and commissions associated with higher revenues.

The increase in SG&A expenses from fiscal 2003 to fiscal 2004 was primarily related to increased commissions associated with higher revenues, expenses related to increased sales resources in key markets and marketing activities to support the increased complexity of our products and breadth of new markets.

Amortization of Acquisition-Related Intangibles

Amortization expense for all acquisition-related intangible assets for fiscal 2005, 2004 and 2003 was $6.7 million, $9.8 million and $15.3 million, respectively, primarily related to intangible assets arising from the RocketChips, Triscend and HDI acquisitions. Amortization expense for these intangible assets has declined from the comparable prior year periods due to the complete amortization of certain intangible assets associated with the RocketChips' acquisition.

We expect amortization of acquisition-related intangibles to be approximately $6.5 million for fiscal 2006 compared with $6.7 million for fiscal 2005.

Impairment Losses

The impairment losses on investments of $3.1 million and $10.4 million recognized during fiscal 2005 and 2003, respectively, were related to non-marketable equity securities in private companies. The impairment losses resulted from certain investees diluting Xilinx's investment through the receipt of an additional round of investment at a lower valuation or from the liquidation of certain investees.

The $54.7 million impairment loss on excess facilities and equipment recognized during the third quarter of fiscal 2003 related primarily to excess facilities owned in San Jose, California. We lost a potential long-term arrangement to lease the facilities during the third quarter of fiscal 2003, leaving us with no near-term leasing alternatives or prospects for sale. The amount of the impairment was based on management's evaluation of future cash flows and an independent appraisal obtained during the third quarter of fiscal 2003.

During the third quarter of fiscal 2004, we received a purchase offer from a prospective buyer for an amount less than the facilities' net book value of $35.4 million. An additional impairment charge of

$3.4 million was recognized in the third quarter of fiscal 2004. During the fourth quarter of fiscal 2004, we sold the facilities for $33.8 million ($32.0 million, net of selling costs), resulting in no additional loss or gain.

Litigation Settlement and Contingency

During the first quarter of fiscal 2004, we recorded a $6.4 million loss related to a litigation settlement with Aldec, Inc. and a contingent liability with Rep'tronic. See Note 13 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Write-Off of Acquired In-Process Research and Development

In connection with the acquisition of HDI in the first quarter of fiscal 2005, approximately $7.2 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. These projects, as well as the Triscend development project referred to below, had identifiable technological risk factors indicating that successful completion, although expected, was not assured. If an identified project is not successfully completed, there is no alternative future use for the project, therefore, the expected future income will not be realized. The acquired in-process research and development represented the fair value of technologies in the development stage that had not yet reached technological feasibility and did not have alternative future uses.

The acquired in-process research and development components consist of hierarchical floorplanning and analysis software for high performance FPGA design. We plan to sell these products to Xilinx customers, and over time integrate them into our software product suite. These products were approximately 67% complete at the time of acquisition. At the time of the HDI acquisition, we expected to complete the development project by the end of fiscal 2005 with an estimated cost to complete of $1.1 million. The development project was completed during the fourth quarter of fiscal 2005 at a cost that approximated the original estimate.

In connection with the Triscend acquisition in March 2004, approximately $7.0 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. The acquired in-process research and development components consist of a graphical user interface and design implementation software. We have no further plans to fully integrate Triscend's graphical user interface and design implementation software into our products, however some elements and concepts of this technology are likely to be integrated into various software tools we supply to our customers. Triscend's tools were completed as of December 2004. Integration of some elements and concepts will likely occur between fiscal 2005 and 2006.

To determine the value of Triscend's and HDI's in-process research and development, the expected future cash flow attributable to the in-process technology was discounted, taking into account the percentage of completion, utilization of pre-existing "core" technology, risks related to the characteristics and applications of the technology, existing and future markets, and technological risk associated with completing the development of the technology. We expensed these non-recurring charges in the period of acquisition. See Note 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Interest Income and Other, Net

	2005	Change	2004	Change	2003
			(In thousands)		
Interest income and other, net	$31,603	35%	$23,409	(5)%	$24,628
Percentage of net revenues	2%		2%		2%

The increase in interest income and other, net from fiscal 2004 to fiscal 2005 was primarily due to higher average cash and investment balances and higher yields achieved by switching a larger portion of the investments to longer duration portfolios as well as into taxable instruments. The increase in interest income and other, net was partially offset by a decrease in portfolio capital gains as compared to fiscal 2004. The decrease from fiscal 2003 to fiscal 2004 was primarily due to miscellaneous items of other income, net. Additionally, lower interest rates in fiscal 2004 largely offset the benefit of higher average cash and investment balances compared to the prior year.

Provision for Income Taxes

	2005	Change	2004	Change	2003
			(In thousands)		
Provision for income taxes	$87,821	85%	$47,555	8%	$44,167
Effective tax rate	22%		14%		26%

The effective tax rates in all years reflect the impact of foreign income (loss) at different statutory tax rates and tax credits earned in the United States. During fiscal 2005, the Company repatriated $450.0 million of earnings from its foreign operations, on which taxes were previously provided. This resulted in the utilization of significant amounts of net operating loss carryforwards. The fiscal 2004 effective tax rate reflected a one-time benefit of $34.4 million for reversing previously provided taxes for an IRS audit that disputed the calculation of royalty payments that the Company's Ireland subsidiary paid to license the Company's technology. The IRS agreed to a stipulation in April 2004 concurring with our original royalty calculations. Without this one-time benefit, the effective tax rate for fiscal 2004 would have been 23%. The fiscal 2005 effective tax rate reflects a one-time benefit of $4.7 million for reversing previously provided taxes relating to an IRS audit.

We are currently considering the impact of the repatriation provision contained in the American Jobs Creation Act of 2004. We expect to complete this evaluation before the end of fiscal 2006. The range of possible amounts of unremitted earnings that is being considered for repatriation under this provision is between zero and $500.0 million. The related potential range of income tax is between zero and $26.3 million.

We filed petitions with the U.S. Tax Court in response to assertions by the IRS that we owed additional tax for fiscal 1996 through 2000. See Item 3. "Legal Proceedings" and Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our Common Stock under our stock repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities and in UMC are available for future sale.

Fiscal 2005 Compared to Fiscal 2004

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at April 2, 2005 and April 3, 2004 totaled $1.6 billion for both periods. As of April 2, 2005, we had cash, cash equivalents and short-term investments of $861.6 million and working capital of $1.2 billion. Cash provided by operations of $275.5 million for fiscal 2005 was $157.0 million lower than the $432.5 million generated during fiscal 2004. Decreases in cash generated by operations resulted primarily from increases in inventory, an advance wafer purchase payment of $50.0 million to Toshiba and a decrease in deferred income on shipments to distributors, which were partially offset by a decrease in accounts receivable.

Net cash used in investing activities of $45.1 million during fiscal 2005 included $61.4 million for purchases of property, plant and equipment and $18.4 million for the acquisition of HDI, partially offset by $34.7 million of net proceeds from the sale of available-for-sale securities.

Net cash used in financing activities was $118.3 million in fiscal 2005 consisting of $133.8 million for the acquisition of treasury stock and $69.6 million for dividend payments to stockholders. These items were partially offset by $85.1 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 14% from $249.0 million at the end of fiscal 2004 to $213.5 million at the end of fiscal 2005. The decrease was primarily attributable to better linearity of shipments to distributors during the three months ended April 2, 2005 as compared to the three months ended April 3, 2004 and a decreased level of shipments. Days sales outstanding decreased from 56 days at April 3, 2004 to 50 days at April 2, 2005.

Inventories

Inventories increased from $102.5 million at April 3, 2004 to $185.7 million at April 2, 2005. The increase was due to an inventory build from unusually low inventory levels in fiscal 2004 for an anticipated growth in sales for the second half of calendar 2004 that did not materialize and the ramping of new products.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2005, we invested $61.4 million in property, plant and equipment compared to $41.0 million in fiscal 2004. Primary investments in fiscal 2005 were for computer equipment, IT equipment, test equipment and building improvements.

Current Liabilities

Current liabilities decreased from $381.1 million at the end of fiscal 2004 to $298.4 million at the end of fiscal 2005. The decrease was primarily attributable to the decrease in deferred income on shipments to distributors, accounts payable and income taxes payable. The decrease in deferred income on shipments to distributors was due to lower inventory in the distributor channel.

Stockholders' Equity

Stockholders' equity increased $190.4 million during fiscal 2005, principally as a result of $312.7 million in net income for the year ended April 2, 2005, the issuance of common shares and treasury stock under employee stock plans of $84.5 million, $504 thousand in amortization of deferred compensation related to the RocketChips acquisition, the related tax benefits associated with stock option exercises and the employee stock purchase plan of $51.9 million and cumulative translation adjustment of $897 thousand. The increases were partially offset by the acquisition of treasury stock of $134.6 million, as adjusted for accrued and unsettled transactions, the payment of our first full year of dividends to stockholders of $69.7 million and $55.8 million in unrealized losses on available-for-sale securities, net of deferred taxes, primarily from our investment in UMC stock.

Fiscal 2004 Compared to Fiscal 2003

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash and cash equivalents and short-term and long-term investments at April 3, 2004 totaled $1.6 billion compared with $1.1 billion at March 29, 2003. As of April 3, 2004, we had cash, cash equivalents and short-term investments of $844.2 million and working capital of $965.7 million. Cash provided by operations of $432.5 million for fiscal 2004 was $87.5 million higher than the $345.0 million generated during fiscal 2003. Increases in cash generated by operations resulted primarily from net income adjusted for non-cash related items, and increases in accounts payable and deferred income on shipments to distributors, which were partially offset by an increase in accounts receivable.

Net cash used in investing activities of $354.8 million during fiscal 2004 included net purchases of available-for-sale securities of $325.8 million, $41.0 million for purchases of property, plant and equipment and $20.0 million for the acquisition of Triscend, partially offset by $32.0 million of proceeds from the sale of buildings and land.

Net cash provided by financing activities was $45.6 million in fiscal 2004 and consisted of $108.0 million of proceeds from the issuance of common stock under employee stock plans, partially offset by $62.3 million for the acquisition of treasury stock.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased 26% from $197.7 million at the end of fiscal 2003 to $249.0 million at the end of fiscal 2004. The increase was primarily attributable to the increased level of revenue and an increase in shipments late in the year.

Inventories

Inventories decreased from $111.5 million at March 29, 2003 to $102.5 million at April 3, 2004 due to increased demand for new products, and our continued focus on supply chain management to streamline the flow of our products.

Property, Plant and Equipment

During fiscal 2004, we invested $41.0 million in property, plant and equipment compared to $46.0 million in fiscal 2003. Primary investments in fiscal 2004 were for test equipment, computer equipment, IT equipment and software. Software investments included additional enterprise resource planning software functionality and automation of critical business processes.

During the fourth quarter of fiscal 2004, we sold excess facilities consisting of two buildings and land near downtown San Jose, California for $33.8 million ($32.0 million, net of selling costs). After recognizing previous impairment losses on these excess facilities of $53.8 million in fiscal 2003 and $3.4 million in fiscal 2004, there was no gain or loss on the sale of the buildings and land.

Current Liabilities

Current liabilities increased from $313.8 million at the end of fiscal 2003 to $381.1 million at the end of fiscal 2004. The increase was primarily attributable to the increase in accounts payable and deferred income on shipments to distributors. The increase in accounts payable was a result of increased purchases and the increase in deferred income on shipments to distributors was due to increased inventory levels at distributors, resulting from an increase in shipments to distributors later in the year.

Stockholders' Equity

Stockholders' equity increased $532.3 million during fiscal 2004, principally as a result of $303.0 million in net income for the year ended April 3, 2004, the issuance of common shares and treasury stock under employee stock plans of $109.2 million, $3.8 million in amortization of deferred compensation related to the RocketChips acquisition, the related tax benefits associated with stock option exercises and the employee stock purchase plan of $109.2 million, $68.4 million in unrealized gains on available-for-sale securities, net of deferred taxes, primarily from our investment in UMC stock and by cumulative translation adjustment of $1.5 million. The increases were partially offset by the acquisition of treasury stock of $62.8 million, as adjusted for accrued and unsettled transactions.

Contractual Obligations

The following table summarizes our significant contractual obligations at April 2, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at April 2, 2005.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In millions)		
Operating lease obligations(1)	$ 20.5	$ 6.8	$ 7.1	$3.5	$3.1
Inventory and other purchase obligations(2)	97.2	97.2	—	—	—
Advance wafer payment to Toshiba(3)	50.0	50.0	—	—	—
Electronic design automation software licenses(4)	15.1	6.0	9.1	—	—
Intellectual property license rights obligations(5)	30.0	10.0	20.0	—	—
Total	$212.8	$170.0	$36.2	$3.5	$3.1

(1) We lease some of our facilities and office buildings under operating leases that expire at various dates through February 2026. Rent expense, net of rental income, under all operating leases was approximately $5.0 million for fiscal 2005.

(2) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(3) In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company has a contingent obligation to pay Toshiba up to a total of $100.0 million in installments for advance payment of silicon wafers produced under the agreement. The first $50.0 million advance was paid in December 2004. Future installments are contingent upon Toshiba meeting specified performance milestones. The entire $100.0 million (or any unused portion thereof) will be reduced by future wafer purchases from Toshiba and is fully refundable on or about December 2007 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced.

(4) As of April 2, 2005, the Company has approximately $15.1 million of non-cancelable obligations to providers of electronic design automation software expiring at various dates through December 2007.

(5) In the fourth quarter of fiscal 2005, the Company agreed to pay $10.0 million for license rights to certain intellectual property, and committed up to an additional $20.0 million to acquire, in the future, rights in additional intellectual property. License payments will be amortized over the useful life of the intellectual property acquired.

Off-Balance-Sheet Arrangements

As of April 2, 2005, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Summary of Liquidity and Capital Resources

On April 22, 2004, the Board of Directors declared our first quarterly common stock dividend, of $0.05 per share, which was paid on June 2, 2004 to stockholders of record at the close of business on May 12, 2004. On July 22 and October 21, 2004 and January 20, 2005, the Board of Directors declared our second, third and fourth quarterly common stock dividends, of $0.05 per share, which were paid on September 1 and December 1, 2004 and March 2, 2005 to stockholders of record at the close of business on August 18 and November 17, 2004 and February 16, 2005, respectively. On April 21, 2005, our Board of Directors declared a cash dividend of $0.07 per common share for the first quarter of fiscal 2006. The dividend is payable on June 1, 2005 to stockholders of record on May 11, 2005. Our dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to research and development, investments and acquisitions, legal risks, stock repurchase programs and other strategic investments.

We anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. However, the factors affecting future results discussed below could affect our cash positions adversely. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business.

Factors Affecting Future Results

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

The semiconductor industry is characterized by rapid technological change, intense competition and cyclical market patterns which contribute to create factors that may affect our future operating results including:

Market Demand

- increased dependence on turns orders (orders received and shipped within the same fiscal quarter);
- limited visibility of demand for products, especially new products;
- reduced capital spending by our customers;
- weaker demand for our products or those of our customers due to a prolonged period of economic uncertainty;
- excess inventory at Xilinx and within the supply chain including overbuilding of OEM products;
- additional excess and obsolete inventories and corresponding write-downs due to a significant deterioration in demand;
- inability to manufacture sufficient quantities of a given product in a timely manner;
- inability to obtain manufacturing capacity in sufficient volume;
- inability to predict the success of our customers' products in their markets;
- an unexpected increase in demand resulting in longer lead times that causes delays in customer production schedules;
- dependence on the health of the end markets and customers we serve;

Competitive Environment

- price and product competition, which can change rapidly due to technological innovation;
- major customers converting to ASIC or ASSP designs from Xilinx PLDs;
- erosion of average selling prices;
- timely introduction of new products;

Technology

- lower gross margins due to product mix shifts and reduced manufacturing efficiency;
- failure to retain or attract specialized technical/management personnel;
- timely introduction of advanced manufacturing technologies;
- ability to safeguard the Company's products from competitors by means of patents and other intellectual property protections;
- impact of new technologies which result in rapid escalation of demand for some products in the face of equally steep declines in demand for others;

- ability to successfully manage multiple foundry relationships;
- impact of longer cycle times associated with products manufactured on 300 millimeter wafers and 90-nanometer process technology;

Other

- changes in accounting rules;
- dependence on distributors to generate sales and process customer orders;
- disruption in sales generation, order processing and logistics if a distributor materially defaults on a contract;
- consolidation within the distribution channel such as the proposed merger of Avnet and Memec (See Note 16 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data");
- impact of changes to current export/import laws and regulations;
- volatility of the securities market, particularly as it relates to the high technology sector and our investment in UMC;
- unexpected product quality issues;
- global events impacting the world economy or specific regions of the world;
- catastrophes that impact the ability of our supply chain to operate or deliver product; and
- higher costs associated with multiple foundry relationships.

We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results, including those described in this report, are much less reliable predictors of the future than with companies in many older, more stable and mature industries. Based on the factors noted herein, we may experience substantial fluctuations in future operating results.

Our results of operations are impacted by global economic and political conditions, dependence on new products, dependence on independent manufacturers and subcontractors, competition, intellectual property, potential new accounting pronouncements, Sarbanes-Oxley Section 404 compliance and litigation, each of which is discussed in greater detail below.

Potential Effect of Global Economic and Political Conditions

Sales and operations outside of the United States subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business and by changes in foreign currency exchange rates affecting those countries. For example, we have sales and operations in Asia Pacific and Japan. Past economic weakness in these markets adversely affected revenues, and such conditions may occur in the future. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign currency denominated costs. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

Our financial condition and results of operations are increasingly dependent on the global economy. Any instability in worldwide economic environments occasioned for example, by political instability or terrorist activity could impact economic activity and could lead to a contraction of capital spending by our customers. Additional risks to us include U.S. military actions, U.S. government spending on military and defense activities, economic sanctions imposed by the U.S. government, government regulation of exports, imposition of tariffs and other potential trade barriers, reduced protection for intellectual property rights in some countries and generally longer receivable collection periods. Moreover, our financial condition and results of operations could be affected in the event of political conflicts in Taiwan where our main wafer provider, UMC, as well as a significant number of suppliers to the semiconductor industry, end customers and contract manufacturers who provide manufacturing services worldwide, are located.

Dependence on New Products

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design wins;
- ability to engage in key relationships with companies that provide synergistic products and services;
- ability to utilize advanced manufacturing process technologies to circuit geometries on 90 nanometers and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly subcontractors;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- industry acceptance; and,
- successful deployment of electronic systems by our customers.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future. As a result, we will be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

Dependence on Independent Manufacturers and Subcontractors

During fiscal 2005, nearly all of our wafers were manufactured in Taiwan by UMC and in Japan by Seiko Epson Corporation (Seiko). Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes, which include transitioning to advanced manufacturing process technologies and increased wafer sizes, producing wafers at acceptable yields, and delivering them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies. In addition, greater demand for wafers produced by the foundries without an offsetting increase in foundry capacity, raises the likelihood of potential wafer price increases.

In October 2004, we announced a strategic foundry relationship with Toshiba for the production of advanced silicon wafers in Japan beginning in the fourth quarter of fiscal 2005.

UMC's foundries in Taiwan and Seiko's and Toshiba's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past. Should there be a major earthquake in our suppliers' or our operating locations in the future, our operations, including our manufacturing activities, may be disrupted. This type of disruption could result in our inability to ship products in a timely manner, thereby materially adversely affecting our financial condition and results of operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, test and shipment services. Any prolonged inability to obtain wafers or assembly, test or shipment services with competitive performance and cost attributes, adequate yields or timely delivery, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our financial condition and results of operations.

Competition

Our future success depends on our ability to be competitive in the semiconductor industry. See "Competition" in Item 1. "Business."

Intellectual Property

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot assure you that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may assert infringement claims against us in the future, assertions by third parties may result in costly litigation and we may not prevail in such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of its outcome, could result in substantial costs and diversion of our resources. Any infringement claim or other litigation against us or by us could materially adversely affect our financial condition and results of operations.

Potential Effect of New Accounting Pronouncements

There may be potential new accounting pronouncements or regulatory rulings, which may have an impact on our future financial condition and results of operations. In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95." SFAS 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. The Company will be required to implement the standard no later than the quarter that begins April 2, 2006. The adoption of SFAS 123(R) will materially impact our results of operations.

Sarbanes-Oxley Section 404 Compliance

We are now subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and identification of material weaknesses in internal control, if identified, could indicate a lack of proper controls to generate accurate financial statements. We may not identify a material weakness in future periods, and our controls necessary for continued compliance may not continue to operate effectively at all times. We also may not be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Litigation

We are currently engaged in several legal matters. See Item 3. "Legal Proceedings."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.4 billion at April 2, 2005. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. The portfolio includes tax-advantaged municipal bonds, tax-advantaged auction rate securities, commercial paper, corporate bonds, government agency bonds and U.S. Treasury securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 10% increase or decrease in market interest rates compared to interest rates at April 2, 2005 would not materially affect the fair value of our available-for-sale securities, and the impact on our investment portfolio would have been less than $10.0 million.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and included in the basis of the transaction in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred. We did not execute material hedge transactions during fiscal 2003, 2004 or 2005.

We will enter into forward currency exchange contracts to hedge our overseas operating expenses when deemed appropriate.

Our investments in several subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income (loss). In addition, as our subsidiaries maintain investments denominated in other than local currencies, exchange rate fluctuations will occur. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at April 2, 2005 would have been less than $10.0 million.

Equity Security Price Risk

Our investment in marketable equity securities at April 2, 2005 consists almost entirely of our investment in UMC, which consists of shares of common stock, the value of which is determined by the Taiwan Stock Exchange. This value is converted from new Taiwan dollars into U.S. dollars and included in our determination of the change in the fair value of our investment in UMC which is accounted for under the provisions of SFAS No. 115, "Accounting for Certain Debt and Equity Securities." The market value of our investment in UMC was approximately $246.1 million at April 2, 2005 as compared to our adjusted cost basis of approximately $239.1 million. The value of our investment in UMC would be materially impacted if there was a significant change in the market price of the UMC shares. See Note 3 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our UMC investment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
	April 2, 2005	April 3, 2004	March 29, 2003
	(In thousands, except per share amounts)		
Net revenues	$1,573,233	$1,397,846	$1,155,977
Costs and expenses:			
Cost of revenues	576,284	529,968	473,551
Research and development	307,448	247,609	222,139
Selling, general and administrative	303,595	266,664	235,347
Amortization of acquisition-related intangibles	6,668	9,725	14,580
Impairment loss on excess facilities and equipment	—	3,376	54,691
Litigation settlement and contingency	—	6,400	—
Write-off of acquired in-process research and development	7,198	6,969	—
Total costs and expenses	1,201,193	1,070,711	1,000,308
Operating income	372,040	327,135	155,669
Impairment loss on investments	(3,099)	—	(10,425)
Interest income and other, net	31,603	23,409	24,628
Income before income taxes	400,544	350,544	169,872
Provision for income taxes	87,821	47,555	44,167
Net income	**$ 312,723**	**$ 302,989**	**$ 125,705**
Net income per common share:			
Basic	$ 0.90	$ 0.89	$ 0.37
Diluted	$ 0.87	$ 0.85	$ 0.36
Shares used in per share calculations:			
Basic	347,810	341,427	337,069
Diluted	358,230	354,551	348,622

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS

	April 2, 2005	April 3, 2004
	(In thousands, except par value amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 449,388	$ 337,343
Short-term investments	412,170	506,852
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,869 and $3,989 in 2005 and 2004, respectively	213,459	248,956
Inventories	185,722	102,454
Deferred tax assets	125,342	90,386
Prepaid expenses and other current assets	80,283	60,796
Total current assets	1,466,364	1,346,787
Property, plant and equipment, at cost:		
Land	61,445	61,445
Buildings	237,775	226,833
Machinery and equipment	285,445	254,854
Furniture and fixtures	45,147	38,603
	629,812	581,735
Accumulated depreciation and amortization	(285,296)	(246,621)
Net property, plant and equipment	344,516	335,114
Long-term investments	766,596	722,436
Investment in United Microelectronics Corporation	246,110	324,026
Goodwill	119,415	111,627
Acquisition-related intangibles, net	20,004	16,813
Other assets	76,191	80,670
Total Assets	$3,039,196	$2,937,473
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 63,172	$ 77,936
Accrued payroll and related liabilities	61,616	54,607
Income taxes payable	45,835	60,430
Deferred income on shipments to distributors	102,511	150,979
Other accrued liabilities	25,260	37,178
Total current liabilities	298,394	381,130
Deferred tax liabilities	67,294	73,281
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 350,161 shares issued and outstanding at April 2, 2005; 346,989 shares issued and 346,962 shares outstanding at April 3, 2004	3,502	3,470
Additional paid-in capital	906,929	903,991
Retained earnings	1,762,873	1,521,568
Treasury stock, at cost (no shares at April 2, 2005 and 27 shares at April 3, 2004)	—	(1,031)
Accumulated other comprehensive income	204	55,064
Total stockholders' equity	2,673,508	2,483,062
Total Liabilities and Stockholders' Equity	$3,039,196	$2,937,473

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	April 2, 2005	April 3, 2004	March 29, 2003
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 312,723	$ 302,989	$ 125,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	51,921	53,666	52,190
Amortization	11,141	14,257	20,260
Amortization of deferred compensation	504	3,767	6,390
Write-off of acquired in-process research and development	7,198	6,969	—
Net gain on sale of available-for-sale securities	(505)	(6,650)	(5,454)
Impairment loss on excess facilities	—	3,376	53,836
Impairment loss on equipment	—	—	855
Impairment loss on investments	3,099	—	10,425
Litigation settlement and contingency	—	6,400	—
Gain on sale of building	—	—	(508)
Provision (benefit) for deferred income taxes	59,552	49,974	(24,423)
Tax benefit from exercise of stock options	51,854	109,236	17,093
Changes in assets and liabilities:			
Accounts receivable, net	35,490	(50,160)	(49,259)
Inventories	(83,268)	9,614	(14,858)
Deferred income taxes	(53,229)	(61,065)	20,338
Prepaid expenses and other current assets	4,509	(10,035)	45,384
Other assets	(32,116)	6,234	(4,447)
Accounts payable	(15,371)	35,867	5,008
Accrued liabilities	(5,976)	11,872	15,084
Income taxes payable	(23,572)	(83,709)	20,331
Deferred income on shipments to distributors	(48,468)	29,898	51,050
Net cash provided by operating activities	275,486	432,500	345,000
Cash flows from investing activities:			
Purchases of available-for-sale securities	(2,161,606)	(2,181,741)	(1,544,365)
Proceeds from sale or maturity of available-for-sale securities	2,196,321	1,855,933	1,228,813
Purchases of property, plant and equipment	(61,377)	(41,040)	(46,049)
Proceeds from sale of buildings and land	—	32,047	6,463
Acquisition of businesses, net of cash acquired	(18,433)	(19,997)	—
Net cash used in investing activities	(45,095)	(354,798)	(355,138)
Cash flows from financing activities:			
Acquisition of treasury stock	(133,755)	(62,328)	(60,846)
Proceeds from issuance of common stock	85,064	107,974	54,643
Payment of dividends to stockholders	(69,655)	—	—
Net cash provided by (used in) financing activities	(118,346)	45,646	(6,203)
Net increase (decrease) in cash and cash equivalents	112,045	123,348	(16,341)
Cash and cash equivalents at beginning of year	337,343	213,995	230,336
Cash and cash equivalents at end of year	$ 449,388	$ 337,343	$ 213,995
Supplemental schedule of non-cash activities:			
Issuance of treasury stock under employee stock plans	$ 135,618	$ 62,284	$ 68,059
Supplemental disclosure of cash flow information:			
Income taxes paid (refunds received)	$ 52,026	$ 34,163	$ (62,984)

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Outstanding		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
				(In thousands)			
Balance at March 30, 2002	336,188	$3,361	$ 719,747	$1,107,281	$ (8,197)	$ 81,548	$1,903,740
Components of comprehensive income:							
Net income	—	—	—	125,705	—	—	125,705
Net unrealized loss on available-for-sale securities, net of tax benefit of $67,850	—	—	—	—	—	(97,638)	(97,638)
Cumulative translation adjustment	—	—	—	—	—	1,235	1,235
Total comprehensive income							29,302
Issuance of common shares and treasury stock under employee stock plans	5,206	52	936	(14,407)	68,059	—	54,640
Acquisition of treasury stock	(2,389)	(23)	—	—	(60,403)	—	(60,426)
Deferred compensation—RocketChips	—	—	6,390	—	—	—	6,390
Tax benefit from exercise of stock options	—	—	17,093	—	—	—	17,093
Balance at March 29, 2003	339,005	3,390	744,166	1,218,579	(541)	(14,855)	1,950,739
Components of comprehensive income:							
Net income	—	—	—	302,989	—	—	302,989
Net unrealized gain on available-for-sale securities, net of taxes of $47,485	—	—	—	—	—	68,359	68,359
Cumulative translation adjustment	—	—	—	—	—	1,560	1,560
Total comprehensive income							372,908
Issuance of common shares and treasury stock under employee stock plans	9,889	99	46,822	—	62,284	—	109,205
Acquisition of treasury stock	(1,932)	(19)	—	—	(62,774)	—	(62,793)
Deferred compensation—RocketChips	—	—	3,767	—	—	—	3,767
Tax benefit from exercise of stock options	—	—	109,236	—	—	—	109,236
Balance at April 3, 2004	346,962	3,470	903,991	1,521,568	(1,031)	55,064	2,483,062
Components of comprehensive income:							
Net income	—	—	—	312,723	—	—	312,723
Net unrealized loss on available-for-sale securities, net of tax benefit of $38,471	—	—	—	—	—	(55,757)	(55,757)
Cumulative translation adjustment	—	—	—	—	—	897	897
Total comprehensive income							257,863
Issuance of common shares and treasury stock under employee stock plans	7,632	76	(49,420)	(1,763)	135,618	—	84,511
Acquisition of treasury stock	(4,433)	(44)	—	—	(134,587)	—	(134,631)
Deferred compensation—RocketChips	—	—	504	—	—	—	504
Cash dividends declared ($0.20 per share)	—	—	—	(69,655)	—	—	(69,655)
Tax benefit from exercise of stock options	—	—	51,854	—	—	—	51,854
Balance at April 2, 2005	350,161	$3,502	$ 906,929	$1,762,873	$ —	$ 204	$2,673,508

See notes to consolidated financial statements.

Note 1. Nature of Operations

Xilinx designs, develops and markets programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained from independent wafer manufacturers located in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with manufacturing and test facilities in the United States, Ireland and Singapore and sales offices throughout the world. The Company derives over one-half its revenues from international sales, primarily in Europe, Japan and Asia Pacific.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2005 was a 52-week year ended on April 2, 2005. Fiscal 2004 was a 53-week year ended on April 3, 2004. The additional week included in the third quarter of fiscal 2004 did not have a material effect on the results of operations. Fiscal 2003 was a 52-week year ended on March 29, 2003. Fiscal 2006 will be a 52-week year ending on April 1, 2006.

Certain immaterial amounts from the prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, potential reserves relating to litigation and tax matters as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. Short-term investments consist of tax-advantaged municipal bonds and commercial paper with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Short-term investments also include tax-advantaged auction rate securities. Long-term investments consist of U.S. Treasury notes, corporate bonds, government agency bonds and tax-advantaged municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. Treasury notes. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars with investments in non-U.S. based issuers. All investments are made pursuant to corporate investment policy guidelines. Investments include commercial paper, Euro dollar bonds, Euro dollar floaters (Euro dollar bonds with coupon resets at predetermined intervals) and offshore money market funds.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity at April 2, 2005 or April 3, 2004. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income and other, net. The fair values for marketable debt and equity securities are based on quoted market prices. The cost of securities matured or sold is based on the specific identification method.

In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

	April 2, 2005	April 3, 2004
	(In thousands)	
Raw materials	$ 8,589	$ 8,651
Work-in-process	122,788	54,633
Finished goods	54,345	39,170
	$185,722	$102,454

The Company reviews and sets standard costs quarterly at current manufacturing costs in order to approximate actual costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of forecasted spending over projected volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of two to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $51.9 million, $53.7 million and $52.2 million for fiscal 2005, 2004 and 2003, respectively.

During the fourth quarter of fiscal 2004, the Company sold excess facilities consisting of two buildings and land near downtown San Jose, California for $33.8 million ($32.0 million, net of selling costs). After recognizing previous impairment losses on these excess facilities of $53.8 million in fiscal 2003 and $3.4 million in fiscal 2004, there was no gain or loss on the sale of the buildings and land.

During fiscal 2003, the Company sold its former software facility in Boulder, Colorado for $6.5 million and recognized a gain of $508 thousand, which is included in interest income and other, net on the consolidated statement of income.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

As required by SFAS 142, goodwill is not amortized but is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Based on the impairment review performed during the fourth quarter of fiscal 2005, there was no impairment of goodwill in fiscal 2005. Unless there are indicators of impairment, our next impairment review for RocketChips, Triscend and HDI goodwill will be performed and completed in the fourth quarter of fiscal 2006. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to end customers. Revenue recognition depends on notification from the distributor that product has been sold to the end customer. Reported information includes product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. Xilinx maintains system controls to validate the data and verify that the reported information is accurate. The effects of distributor price adjustments are recorded as a reduction to deferred income on shipments to distributors reflecting the amount of gross margin expected to be realized when distributors sell through product purchased from Xilinx. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with our direct customers.

Revenue from software term licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in interest income and other, net.

The local currency is the functional currency for each of the Company's other foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx may use derivative financial instruments to hedge foreign currency, equity and interest rate market exposures of underlying assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes. For fiscal 2005 and 2004, the use of derivative financial instruments was not material to the Company's results of operations or its financial position and there were no material outstanding derivative financial instruments as of April 2, 2005 or April 3, 2004.

Stock-Based Compensation

The Company accounts for stock-based compensation under APB 25, "Accounting for Stock Issued to Employees" and related interpretations, using the intrinsic value method. In addition, the Company has adopted the disclosure requirements related to its stock plans according to SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148).

As required by SFAS 148, the following table shows the estimated effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation:

	2005	2004	2003
	(In thousands, except per share amounts)		
Net income as reported	$ 312,723	$ 302,989	$ 125,705
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of tax	(109,319)	(103,075)	(114,334)
Pro forma net income	$ 203,404	$ 199,914	$ 11,371
Net income per share:			
Basic—as reported	$ 0.90	$ 0.89	$ 0.37
Basic—pro forma	$ 0.59	$ 0.59	$ 0.03
Diluted—as reported	$ 0.87	$ 0.85	$ 0.36
Diluted—pro forma	$ 0.57	$ 0.56	$ 0.03

The fair values of stock options and stock purchase plan rights under the Company's stock option plans and employee stock purchase plan were estimated as of the grant date using the Black-Scholes option-pricing model. The Black-Scholes model was originally developed for use in estimating a fair value of traded options and requires the input of highly subjective assumptions including expected stock price volatility. The Company's stock options and stock purchase plan rights have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. Calculated under SFAS 123, the per share weighted-average fair values of stock options granted during fiscal 2005, 2004 and 2003 were $17.49, $13.38 and $19.73, respectively. The per share weighted-average fair values of stock purchase rights granted under the Company's stock purchase plan during fiscal 2005, 2004 and 2003 were $10.13, $12.53 and $10.10, respectively. The fair value of stock options and stock purchase plan rights granted in fiscal 2005, 2004 and 2003 were estimated at the date of grant using the following weighted average assumptions:

	Stock Options			Stock Purchase Plan Rights		
	2005	2004	2003	2005	2004	2003
Expected life of options (years)	4.70	4.50	4.00	2.00	0.50	0.50
Expected stock price volatility	0.56	0.61	0.78	0.37 to 0.51	0.56	0.79
Risk-free interest rate	3.6%	2.8%	3.0%	1.4% to 2.7%	1.1%	1.4%
Dividend yield	0.7%	0.0%	0.0%	0.7%	0.0%	0.0%

Income Taxes

All income tax amounts reflect the use of the liability method under SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Recent Accounting Pronouncements

In March 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1 (EITF 03-1), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" which provides new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1 until further notice; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. Accordingly, additional disclosures as required by EITF 03-1 are included in Note 4. The Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1 once final guidance is issued.

In June 2004, the FASB issued EITF No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have any impact on the Company's financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS 151 to have a significant impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95". This statement replaces SFAS 123 and supersedes APB 25. SFAS 123(R) will require the Company to measure the cost of all employee stock-based compensation awards that are expected to be exercised and which are granted after the effective date based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). Excess tax benefits, as defined by SFAS 123(R), will be recognized as an addition to paid-in-capital. However, if the tax benefit ultimately realized is less than the amount recognized for financial reporting purposes, the difference will be recognized as tax expense. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will become effective for annual periods beginning after June 15, 2005. The Company will be required to implement the standard no later than the quarter that begins April 2, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate their financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is currently evaluating the alternative methods of adoption as described above. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on our results of operations. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

In December 2004, the FASB issued Financial Staff Position (FSP) No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). On October 22, 2004, the American Jobs Creation Act of 2004 (the AJCA) was signed into law. The AJCA provides a one-time 85% dividends received deduction for certain foreign earnings that are repatriated under a plan for reinvestment in the United States, provided certain criteria are met. FSP 109-2 is effective immediately and provides accounting and disclosure guidance for the repatriation provision. FSP 109-2 allows companies additional time to evaluate the effects of the law on its unremitted earnings for the purpose of applying the "indefinite reversal criteria" under APB 23, "Accounting for Income Taxes—Special Areas," and requires explanatory disclosures from companies that have not yet completed the evaluation. The Company is currently considering the repatriation provision. The Company expects to complete this evaluation before the end of fiscal 2006. The range of possible amounts of unremitted earnings that is being considered for repatriation under this provision is between zero and $500.0 million. The related potential range of income tax is between zero and $26.3 million.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides for known product issues if a loss is probable and can be reasonably estimated. The following table presents a reconciliation of the Company's product warranty liability, which is included in other accrued liabilities on the Company's consolidated balance sheet:

	2005	2004
	(In thousands)	
Balance at beginning of fiscal year	$ 5,905	$ —
Provision	3,426	7,361
Utilized	(5,845)	(1,456)
Adjustments	(3,486)	—
Balance at end of fiscal year	$ —	$ 5,905

The Company generally sells its products with a limited indemnification of customers against intellectual property infringement claims related to the Company's products. Xilinx has historically received only a limited number of requests for indemnification under these provisions and has not been requested to make any significant payments pursuant to these provisions.

Concentrations of Credit Risk

As of April 2, 2005, two distributors (Memec and Avnet) accounted for 59% and 29% of total accounts receivable, respectively. As of April 3, 2004, Memec and Avnet accounted for 59% and 22% of total accounts receivable, respectively. Resale of product through Memec accounted for 49%, 47% and 45% of worldwide net revenues in fiscal 2005, 2004 and 2003, respectively. Resale of product through Avnet accounted for 27%, 31% and 32% of worldwide net revenues in fiscal 2005, 2004 and 2003, respectively. (See Note 16). The Company monitors the creditworthiness of its distributors and believes their sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. Xilinx generally does not require collateral for receivables from its end customers or from distributors. In the event of termination of a distributor agreement, inventory held by the distributor must be returned.

No end customer accounted for more than 10% of net revenues in fiscal 2005, 2004 or 2003.

The Company mitigates concentrations of credit risk in its investments in debt securities by investing more than 80% of its portfolio in AA or higher grade securities as rated by Standard & Poor's. Additionally, Xilinx limits its investments in the debt securities of a single issuer and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. At April 2, 2005, 66% and 34% of its investments in debt securities were domestic and foreign issuers, respectively, and 55% were issued by corporate entities and 45% by government agencies and municipalities.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Note 3. Investment in United Microelectronics Corporation

In September 1995, Xilinx, UMC and other parties entered into a joint venture to construct a wafer fabrication facility in Taiwan, known as USIC. The Company made a total cumulative cash investment of $107.1 million in USIC. The investment entitled Xilinx to receive up to 31.25% of USIC's wafer capacity.

In January 2000, USIC merged into UMC and Xilinx's equity position in USIC converted into common shares of UMC, which are publicly traded on the Taiwan Stock Exchange. As a result of this merger, Xilinx received approximately 222 million shares of UMC common stock, which represented approximately 2% of the combined UMC Group, and the Company recognized a non-cash gain of $674.7 million ($398.1 million net of taxes) in fiscal 2000. Since the merger, Xilinx has received a total of approximately 174 million UMC shares in five separate annual stock dividend distributions increasing the Company's investment holdings to approximately 396 million shares. The Company retains wafer capacity rights in UMC equivalent to those it previously had in USIC, so long as it retains a certain percentage of its original UMC shares. If the Company's holdings fall below the specified level, its wafer capacity rights would be prorated in accordance with the number of UMC shares held.

Restrictions on the sale of these shares, imposed by UMC and the Taiwan Stock Exchange, began to expire in July 2000 and fully expired in January 2004. As of April 2, 2005, the entire UMC investment was unrestricted.

At April 2, 2005, the fair value of the Company's equity investment in UMC stock totaled $246.1 million on the Company's consolidated balance sheet. The Company accounts for its investment in UMC as available-for-sale marketable securities in accordance with SFAS 115.

The following table summarizes the cost basis and fair values of the investment in UMC:

	April 2, 2005		April 3, 2004	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
	(In millions)			
Total	$239.1	$246.1	$239.0	$324.0

During fiscal 2005, the fair value of the UMC investment decreased by $77.9 million. At April 2, 2005, the Company recorded $2.9 million of deferred tax liabilities and a net $4.2 million balance in accumulated other comprehensive income associated with the UMC investment.

Note 4. Financial Instruments

The following is a summary of available-for-sale securities.

	April 2, 2005				April 3, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Losses Unrealized	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Money market funds	$ 195,405	$ 14	$ (225)	$ 195,194	$ 153,899	$ —	$ —	$ 153,899
Commercial paper	344,322	—	—	344,322	98,340	—	—	98,340
Corporate bonds	357,351	2,075	(6,177)	353,249	209,770	202	(98)	209,874
Auction rate securities	129,291	—	(50)	129,241	277,998	30	(712)	277,316
Municipal bonds	377,896	432	(4,143)	374,185	426,203	2,241	(393)	428,051
U.S. Treasury notes	33,851	—	(648)	33,203	52,144	802	—	52,946
Government agency bonds	126,818	18	(2,195)	124,641	257,554	3,445	(125)	260,874
Investment in UMC	239,064	7,046	—	246,110	239,042	84,984	—	324,026
Investment—other	9	—	—	9	9	—	—	9
	$1,804,007	$9,585	$(13,438)	$1,800,154	$1,714,959	$91,704	$(1,328)	$1,805,335
Included in:								
Cash and cash equivalents				$ 375,278				$ 252,021
Short-term investments				412,170				506,852
Long-term investments				766,596				722,436
Investment in UMC				246,110				324,026
				$1,800,154				$1,805,335

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position, at April 2, 2005:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Money market funds	$ 30,436	$(225)	$ —	$ —	$ 30,436	$ (225)
Corporate bonds	67,503	(355)	244,709	(5,822)	312,212	(6,177)
Auction rate securities	3,711	—	4,950	(50)	8,661	(50)
Municipal bonds	5,292	(15)	305,268	(4,128)	310,560	(4,143)
U.S. Treasury notes	—	—	33,205	(648)	33,205	(648)
Government agency bonds	30,382	(234)	92,734	(1,961)	123,116	(2,195)
	$137,324	$(829)	$680,866	$(12,609)	$818,190	$(13,438)

The gross unrealized losses on these investments were primarily due to interest rate fluctuations and market-price movements. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments at April 2, 2005 were temporary in nature. The Company has the ability and intent to hold these investments until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments.

The amortized cost and estimated fair value of marketable debt securities (commercial paper, corporate bonds, municipal bonds, U.S. Treasury notes and government agency bonds) at April 2, 2005, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 463,524	$ 463,013
Due after one year through five years	613,192	602,105
Due after five years through ten years	98,450	97,572
Due after ten years	65,072	66,910
	$1,240,238	$1,229,600

Certain information related to available-for-sale securities is as follows:

	2005	2004	2003
		(In thousands)	
Gross realized gains on sale of available-for-sale securities	$ 1,301	$ 7,360	$ 5,836
Gross realized losses on sale of available-for-sale securities	(796)	(710)	(382)
Net realized gains on sale of available-for-sale securities	$ 505	$ 6,650	$ 5,454
Amortization of (premiums)/discounts on available-for-sale securities	$(4,146)	$(4,427)	$(5,000)

Note 5. Balance Sheet Information

The following table discloses those current assets and liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

	April 2, 2005	April 3, 2004
	(In thousands)	
Prepaid expenses and other current assets:		
Advances for wafer purchases	$41,697	$ —
Advances for mask purchases	490	18,826
Deferred compensation plan	13,946	9,779
Prepaid expenses	8,621	13,576
Other	15,529	18,615
	$80,283	$60,796
Accrued payroll and related liabilities:		
Accrued compensation	$53,964	$48,444
Other	7,652	6,163
	$61,616	$54,607

No individual amounts within other accrued liabilities exceed 5% of total current liabilities at April 2, 2005 or April 3, 2004.

Note 6. Impairment Losses

The Company recognized impairment losses on investments of $3.1 million and $10.4 million during fiscal 2005 and 2003, respectively, related to non-marketable equity securities in private companies. These impairment losses resulted from certain investees diluting Xilinx's investment through the receipt of an additional round of investment at a lower valuation or from the liquidation of certain investees.

The $54.7 million impairment loss on excess facilities and equipment recognized during the third quarter of fiscal 2003 related primarily to excess facilities owned in San Jose, California. The Company lost a potential long-term arrangement to lease the facilities during the third quarter of fiscal 2003, leaving the Company with no near-term leasing alternatives or prospects for sale. The amount of the impairment was based on management's evaluation of future cash flows and an independent appraisal obtained during the third quarter of fiscal 2003.

During the third quarter of fiscal 2004, the Company received a purchase offer from a prospective buyer for an amount less than the facilities' net book value of $35.4 million. An additional impairment charge of $3.4 million was recognized in the third quarter of fiscal 2004. During the fourth quarter of fiscal 2004, the Company sold the facilities for $33.8 million ($32.0 million, net of selling costs), resulting in no additional loss or gain.

Note 7. Commitments

Xilinx leases some of its facilities and office buildings under operating leases that expire at various dates through February 2026. Some of the operating leases require payment of operating costs, including property taxes, repairs, maintenance and insurance. Approximate future minimum lease payments under operating leases are as follows:

Year	(In thousands)
2006	$ 6,797
2007	4,122
2008	3,006
2009	2,236
2010	1,295
Thereafter	3,064
	$20,520

Most of the Company's leases contain renewal options for varying terms. Rent expense, net of rental income, under all operating leases was approximately $5.0 million for fiscal 2005, $3.3 million for fiscal 2004 and $3.4 million for fiscal 2003.

Other commitments at April 2, 2005 totaled approximately $97.2 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of April 2, 2005, the Company has approximately $15.1 million of non-cancelable obligations to providers of electronic design automation software expiring at various dates through December 2007.

In the fourth quarter of fiscal 2005, the Company agreed to pay $10.0 million for license rights to certain intellectual property, and committed up to an additional $20.0 million to acquire, in the future, rights in additional intellectual property. License payments will be amortized over the useful life of the intellectual property acquired.

Note 8. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 10.4 million, 13.1 million and 11.6 million common equivalent shares attributable to outstanding stock options for fiscal 2005, 2004 and 2003, respectively, that are not included in basic net income per common share.

Outstanding out-of-the-money stock options to purchase approximately 28.9 million, 21.1 million and 22.9 million shares, for fiscal 2005, 2004 and 2003, respectively, under the Company's stock option plans were excluded by the treasury stock calculation from diluted net income per common share as their inclusion would have been antidilutive. These options could be dilutive in the future if the Company's average share price increases and is greater than the exercise price of these options.

Note 9. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, and foreign currency translation adjustments.

The components of comprehensive income are as follows

	2005	2004	2003
		(In thousands)	
Net income	$312,723	$302,989	$125,705
Net change in unrealized gain (loss) on available-for-sale securities, net of tax	(55,828)	70,974	(96,078)
Reclassification adjustment for (gains) losses on available-for-sale securities, net of tax, included in earnings	71	(2,615)	(1,560)
Net change in cumulative translation adjustment	897	1,560	1,235
Comprehensive income	$257,863	$372,908	$ 29,302

The components of accumulated other comprehensive income at fiscal year-ends are as follows:

	2005	2004
	(In thousands)	
Accumulated unrealized gain (loss) on available-for-sale securities, net of tax	$(2,382)	$53,375
Accumulated cumulative translation adjustment	2,586	1,689
Accumulated other comprehensive income	$ 204	$55,064

The change in the accumulated unrealized loss on available-for-sale securities, net of tax, at April 2, 2005, primarily reflects the decrease in value of the UMC investment since April 3, 2004 (see Note 3). In addition, the value of the Company's short-term and long-term debt investments decreased by $16.3 million during fiscal 2005. In accordance with SFAS 115, the Company recorded the decrease in the value of the debt investments of $16.3 million, decreased deferred tax liabilities by $6.5 million and decreased accumulated other comprehensive income by $9.8 million.

Note 10. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of April 2, 2005 and April 3, 2004, no preferred shares were issued or outstanding.

Common Stock Repurchase Program

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock. During the first quarter of fiscal 2005, the Company completed its $100.0 million repurchase program announced in June 2002 by repurchasing a total of 227 thousand shares of common stock for $8.3 million. In April 2004, the Board authorized the repurchase of up to an additional $250.0 million of common stock. These share repurchase programs have no stated expiration date. During fiscal 2005, 2004 and 2003, the Company repurchased a total of 4.4 million, 1.9 million and 2.4 million shares of common stock for $134.6 million, $62.8 million and $60.4 million, respectively. Through April 2, 2005, the Company had repurchased all of the common stock approved for repurchase under the $100.0 million program and $126.3 million of the $250.0 million of common stock approved for repurchase under the current program. As of April 2, 2005, the Company held no shares of treasury stock in conjunction with the stock repurchase program. Approximately 27 thousand shares of the Company's common stock were held as of April 3, 2004.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance to employees and directors of the Company total 94.4 million shares as of April 2, 2005, including 33.8 million shares available for future grants. Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. Options granted to date expire ten years from date of grant and vest at varying rates over two or four years.

A summary of the Company's Option Plans activity, and related information are as follows:

	Shares Available for Options	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price
	(Shares in thousands)		
March 30, 2002	15,160	56,769	$23.45
Additional shares reserved	13,209	—	—
Granted	(5,538)	5,538	34.02
Exercised	—	(3,594)	8.06
Forfeited	802	(802)	43.58
March 29, 2003	23,633	57,911	25.14
Additional shares reserved	13,448	—	—
Granted	(9,714)	9,714	26.43
Exercised	—	(8,162)	10.07
Forfeited	1,340	(1,340)	39.36
April 3, 2004	28,707	58,123	27.13
Additional shares reserved	13,560	—	—
Granted	(9,810)	9,810	37.12
Exercised	—	(5,993)	8.75
Forfeited	1,297	(1,297)	40.78
April 2, 2005	33,754	60,643	$30.18

The above table includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

The following information relates to options outstanding and exercisable under the Option Plans at April 2, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
	(Shares in thousands)				
$0.57-$9.97	9,002	2.15	$ 9.02	8,998	$ 9.02
$9.98-$18.78	6,653	2.84	$13.20	6,436	$13.07
$19.27-$22.72	6,148	4.63	$21.62	5,687	$21.64
$23.49-$23.49	6,156	8.00	$23.49	2,956	$23.49
$23.53-$33.13	8,947	7.13	$30.55	5,879	$31.61
$33.19-$38.15	6,263	6.89	$36.48	4,149	$36.62
$38.51-$40.11	7,120	8.74	$39.99	2,046	$40.00
$40.24-$64.06	6,124	6.45	$43.56	5,067	$43.83
$64.75-$96.63	4,230	5.16	$78.15	4,226	$78.15
$0.57-$96.63	60,643	5.71	$30.18	45,444	$29.25

At April 3, 2004, 44.0 million options were exercisable at an average price of $25.84. At March 29, 2003, 45.1 million options were exercisable at an average price of $20.98.

Employee Qualified Stock Purchase Plan

Under the Company's 1990 Employee Qualified Stock Purchase Plan (Stock Purchase Plan), qualified employees can obtain a 24-month option to purchase the Company's common stock at the end of six-month periods. Participation is limited to 15 percent of the employee's annual earnings up to a maximum of $21,250 in a calendar year. More than 86% of all eligible employees participate in the Stock

Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month purchase period. Employees purchased 1.6 million shares for $32.1 million in fiscal 2005, 1.7 million shares for $27.0 million in fiscal 2004 and 1.6 million shares for $25.6 million in fiscal 2003. At April 2, 2005, 2.4 million shares were available for future issuance out of 27.5 million shares authorized.

Note 11. Income Taxes

The provision for income taxes consists of the following:

		2005	2004	2003
			(In thousands)	
Federal:	Current	$(3,025)	$(41,633)	$ 46,093
	Deferred	57,414	49,129	(16,109)
		54,389	7,496	29,984
State:	Current	(608)	2,248	7,540
	Deferred	1,478	146	(8,314)
		870	2,394	(774)
Foreign:	Current	31,902	36,966	14,957
	Deferred	660	699	—
		32,562	37,665	14,957
Total		$87,821	$ 47,555	$ 44,167

The tax benefits associated with stock option exercises and the employee stock purchase plan were $51.9 million, $109.2 million and $17.1 million, for fiscal 2005, 2004 and 2003, respectively. Such benefits are credited to additional paid-in capital when realized. The Company has federal tax loss carryforwards of approximately $21.1 million and federal and state tax credit carryforwards of approximately $127.1 million. If unused, $89.6 million of the tax credit carryforwards will expire in 2007 through 2025. Pretax income from foreign operations was $330.1 million, $387.5 million and $185.0 million for fiscal 2005, 2004 and 2003, respectively. Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no U.S. taxes have been provided, accumulated to approximately $645.6 million as of April 2, 2005. The residual U.S. tax liability, if such amounts were remitted, would be approximately $161.4 million. As of April 2, 2005 and April 3, 2004, the Company had a valuation allowance for the deferred tax assets relating to certain California tax credit carryforwards.

The provision for income taxes reconciles to the amount obtained by applying the Federal statutory income tax rate to income before provision for taxes as follows:

	2005	2004	2003
		(In thousands)	
Income before provision for taxes	$400,544	$350,544	$169,872
Federal statutory tax rate	35%	35%	35%
Computed expected tax	$140,190	$122,690	$ 59,455
State taxes, net of federal benefit	565	1,556	(503)
Tax exempt interest	(4,370)	(4,005)	(3,628)
Foreign earnings at lower tax rates	(41,508)	(32,327)	(3,627)
Effect of IRS Settlements	(4,669)	(34,418)	—
Tax credits	(9,304)	(5,619)	(8,445)
Other	6,917	(322)	915
Provision for income taxes	$ 87,821	$ 47,555	$ 44,167

The major components of deferred tax assets and liabilities consist of the following at April 2, 2005 and April 3, 2004:

	2005	2004
	(In thousands)	
Deferred tax assets:		
Inventory valuation differences	$ 10,400	$ 6,374
Deferred income on shipments to distributors	28,310	33,874
Nondeductible accrued expenses	29,467	33,776
Tax loss carryforwards	7,402	133,262
Tax credit carryforwards	127,125	92,291
Unrealized losses on available-for-sale securities	1,471	—
Intangible and fixed assets	13,778	15,873
Other	7,273	6,464
Total deferred tax assets	225,226	321,914
Deferred tax liabilities:		
Unremitted foreign earnings	(66,396)	(160,711)
Capital gain from merger of USIC with UMC	(57,818)	(57,818)
Unrealized gains on available-for-sale securities	—	(37,000)
Other	(2,196)	(4,066)
Total deferred tax liabilities	(126,410)	(259,595)
Valuation allowance	(9,026)	(9,026)
Total net deferred tax assets	$ 89,790	$ 53,293

Deferred taxes of $31.7 million and $36.2 million at April 2, 2005 and April 3, 2004, respectively, are included in other assets on the consolidated balance sheet.

The IRS has audited and issued proposed adjustments to the Company for fiscal 1996 through 2001. The Company filed petitions with the U.S. Tax Court in response to the assertions by the IRS relating to fiscal 1996 through 2000. In addition, the IRS has proposed adjustments to the Company's net operating loss for fiscal 2001. To date, several issues have been settled with the IRS. Those issues are discussed below. As of April 2, 2005, the only substantive unresolved issue asserted by the IRS totals $16.0 million in additional taxes due, which relates to a stock option cost sharing issue.

On October 1, 2004, Xilinx filed a settlement stipulation concerning the remaining issues for fiscal 1996 through 1998, other than the stock option cost sharing issue discussed below. Xilinx agreed to increased taxable income of $9.2 million for these three years and the IRS agreed that penalties were not applicable. Sufficient taxes were provided for this liability in prior years. Xilinx also filed settlement stipulations for fiscal 1999 and 2000 that there is no increased income relating to the acquisition of NeoCAD on April 10, 1995. As a result of these settlements, the Company recorded a net tax benefit of $1.5 million in the second quarter of fiscal 2005.

During the fiscal quarter ended January 1, 2005, Xilinx and the IRS agreed to settle the remaining substantive issues for fiscal 1999, 2000 and 2001 other than the stock option cost sharing issue discussed below. Xilinx agreed to increased taxable income of $5.9 million for these three years, and the IRS agreed that penalties were not applicable. Sufficient taxes were provided for this liability in prior years. As a result of this agreement, the Company recorded a tax benefit of $3.2 million in the third quarter of fiscal 2005.

The only unresolved substantive issue, as stated above, relates to whether the value of compensatory stock options must be included in the cost sharing agreement with Xilinx Ireland. The trial for this issue was held during July 2004, and fiscal 1999 was combined with fiscal 1997 and 1998. Shortly before the trial, the Tax Court granted an IRS motion to amend its answer to assert an alternative deficiency based on the Black-Scholes value of stock options on the date of grant. Post-trial briefs have been filed and Xilinx is awaiting the court's decision.

It is premature to comment further on the likely outcome of the stock option cost sharing issue. The Company believes it has meritorious defenses to the remaining adjustments and that sufficient taxes have been provided.

Note 12. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment.

Enterprise wide information is provided in accordance with SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information." Geographic revenue information for fiscal 2005, 2004 and 2003 is based on the geographic location where the Company shipped its products to distributors or OEMs. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and goodwill. Property, plant and equipment information is based on the physical location of the asset at the end of each fiscal year while goodwill is based on the location of the owning entity.

Net revenues by geographic region were as follows:

	2005	2004	2003
		(In thousands)	
United States	$ 609,604	$ 525,312	$ 454,988
Foreign:			
Other North America	45,505	67,189	104,002
Europe	326,100	270,324	254,342
Japan	224,157	203,652	176,386
China	161,300	111,200	62,300
Other Asia Pacific/Rest of World	206,567	220,169	103,959
Total Foreign	963,629	872,534	700,989
Worldwide total	$1,573,233	$1,397,846	$1,155,977

Net long-lived assets by country at fiscal year-ends were as follows:

	2005	2004	2003
		(In thousands)	
United States	$371,380	$361,058	$394,544
Foreign:			
Ireland	78,908	80,365	81,493
Other	13,643	5,318	7,671
Total Foreign	92,551	85,683	89,164
Worldwide total	$463,931	$446,741	$483,708

Note 13. Litigation Settlement and Contingencies

The Company filed petitions with the U.S. Tax Court in response to assertions by the IRS that the Company owed additional tax for fiscal 1996 through 2000 (see Note 11). Other than these petitions, Xilinx knows of no legal proceedings contemplated by any governmental authority or agency against the Company.

During the first quarter of fiscal 2004, Xilinx recorded a $6.4 million loss related to a litigation settlement with Aldec, Inc. and a contingent liability with Rep'tronic.

The Company allowed sales representative agreements with three related European entities, Rep'tronic S.A., Rep'tronic España, and Acsis S.r.l., a Rep'tronic Company (collectively Rep'tronic) to expire pursuant to their terms on March 31, 2003. In May 2003, Rep'tronic filed lawsuits in the High Court of Ireland against the Company claiming compensation arising from termination of an alleged commercial agency between Rep'tronic and the Company. On March 31, 2004, Rep'tronic amended each of its statements of claim to include an additional claim related to the termination of the alleged commercial agency. The Company filed its defenses in each case in November 2004. Once the pleadings are closed, discovery will begin.

On January 21, 2004, Rep'tronic S.A. joined Xilinx SARL into a lawsuit pending before the Labor Court of Versailles brought by five former Rep'tronic S.A. employees against Rep'tronic S.A. for unfair dismissal. By joining Xilinx SARL to this action, Rep'tronic S.A. seeks determination of whether the employees of Rep'tronic S.A. became the employees of Xilinx SARL or Xilinx Ireland by operation of French law upon the expiration of the sales representative agreement. Xilinx SARL has filed its evidence. The hearing on this matter has been postponed until October 6, 2005.

On February 10, 2004, Rep'tronic S.A. filed a lawsuit against Xilinx SARL in the Commercial Court of Versailles. Rep'tronic alleges that Xilinx SARL engaged in unfair competition by not renewing the sales representative agreement and through Xilinx's activities to continue its business in the territory. The hearing was held March 23, 2005 at which Xilinx SARL defended the claims against it on procedural and factual grounds. The parties are awaiting the court's decision.

The Company has accrued amounts that represent anticipated payments for liability for the Rep'tronic litigation under the provisions of SFAS 5.

Except as stated above, there are no pending legal proceedings of a material nature to which we are a party or of which any of our property is the subject.

Note 14. Business Combinations

Hier Design Inc.

In June 2004, Xilinx completed the acquisition of Hier Design Inc. (HDI), a privately held electronic design automation company with expertise in hierarchical floorplanning and analysis software for high-performance field programmable gate array (FPGA) design. The acquisition was accounted for under the purchase method of accounting. The total purchase price for HDI was $20.7 million in cash plus $275 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process research and development of approximately $7.2 million. In addition, Xilinx recorded approximately $7.8 million of goodwill and $9.9 million of other intangible assets, which resulted in amortization expense of approximately $1.8 million in fiscal 2005. The financial results for HDI are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of HDI prior to the acquisition.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$ 21	
Long-term tangible assets	29	
Goodwill	7,811	
Other intangible assets:		
Developed technology	8,797	5 years
Noncompete agreements	704	2.5 years
Patents	417	5 years
Acquired in-process research and development	7,198	
Deferred tax liabilities	(3,967)	
Total purchase price	$21,010	

Triscend Corporation

In March 2004, Xilinx completed the acquisition of Triscend Corporation (Triscend), a privately held fabless semiconductor company with expertise in configurable embedded microcontroller technology. The acquisition was accounted for under the purchase method of accounting. The total purchase price for Triscend was $30.0 million in cash plus $1.2 million of acquisition related costs. Xilinx recorded a charge to operations upon consummation of the transaction for acquired in-process research and development of approximately $7.0 million. In addition, Xilinx recorded approximately $10.9 million of goodwill and $7.9 million of other intangible assets, which resulted in amortization expense of approximately $1.8 million in fiscal 2005 and $100 thousand in fiscal 2004. The financial results for Triscend are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of Triscend prior to the acquisition.

Following is the purchase allocation based on estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount	Amortization Life
	(In thousands)	
Current assets	$11,282	
Long-term tangible assets	340	
Goodwill	10,879	
Other intangible assets:		
Patents	7,194	5 years
Customer base	760	3 years
Acquired in-process research and development	6,969	
Liabilities assumed	(6,216)	
Total purchase price	$31,208	

Note 15. Goodwill and Other Intangible Assets

As of April 2, 2005 and April 3, 2004, the gross and net amounts of goodwill and of other intangible assets for all acquisitions were as follows:

	2005	2004	Amortization Life
	(In thousands)		
Goodwill—gross	$170,940	$163,152	
Less accumulated amortization through fiscal 2002	51,525	51,525	
Goodwill—net	$119,415	$111,627	
Noncompete agreements—gross	$ 24,304	$ 23,600	2.5 to 3 years
Less accumulated amortization	23,835	23,600	
Noncompete agreements—net	469	—	
Patents—gross	22,752	22,335	5 to 7 years
Less accumulated amortization	11,804	8,351	
Patents—net	10,948	13,984	
Miscellaneous intangibles—gross	49,259	40,461	2 to 5 years
Less accumulated amortization	40,672	37,632	
Miscellaneous intangibles—net	8,587	2,829	
Total acquisition-related intangibles—gross	96,315	86,396	
Less accumulated amortization	76,311	69,583	
Total acquisition-related intangibles—net	$ 20,004	$ 16,813	

Amortization expense for all intangible assets for fiscal 2005, 2004 and 2003 was $6.7 million, $9.8 million and $15.3 million, respectively. Intangible assets are amortized on a straight-line basis. Based on the carrying value of other intangible assets recorded at April 2, 2005, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for other intangible assets is expected to be as follows: 2006—$6.5 million; 2007—$5.6 million; 2008—$4.4 million; 2009—$3.2 million; 2010—$300 thousand.

Note 16. Subsequent Events

On April 21, 2005, the Board authorized the repurchase of up to an additional $350.0 million of common stock and increased the Company's quarterly common stock dividend from $0.05 per share to $0.07 per share, which is payable on June 1, 2005 to stockholders of record at the close of business on May 11, 2005.

On April 26, 2005, two of the Company's distributors, Avnet and Memec, announced that they have reached a definitive agreement for Avnet to acquire Memec. The transaction is expected to close within 60 to 90 days from the date of the announcement, subject to regulatory approval. Had this transaction been completed as of April 2, 2005, the combined Avnet/Memec entity would have accounted for approximately 88% of the Company's accounts receivable and resale of product through this entity would have accounted for approximately 76% of the Company's worldwide net revenues in fiscal 2005.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of April 2, 2005 and April 3, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 2, 2005. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at April 2, 2005 and April 3, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Xilinx, Inc.'s internal control over financial reporting as of April 2, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 25, 2005

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders,
Xilinx, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Xilinx, Inc. maintained effective internal control over financial reporting as of April 2, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Xilinx, Inc. maintained effective internal control over financial reporting as of April 2, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 2, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of April 2, 2005 and April 3, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 2, 2005 of Xilinx, Inc. and our report dated May 25, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 25, 2005

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged (Credited) to Income	Deductions(a)	Balance at End of Year
	(In thousands)			
For the year ended March 29, 2003:				
Allowance for doubtful accounts	$3,625	$ —	$ 12	$3,613
Allowance for customer returns	$3,094	$(2,261)	$828	$ 5
For the year ended April 3, 2004:				
Allowance for doubtful accounts	$3,613	$ 226	$ 26	$3,813
Allowance for customer returns	$ 5	$ 176	$ 5	$ 176
For the year ended April 2, 2005:				
Allowance for doubtful accounts	$3,813	$ —	$ 10	$3,803
Allowance for customer returns	$ 176	$ (103)	$ 7	$ 66

(a) Represents amounts written off against the allowances or customer returns.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Data (Unaudited)

Year ended April 2, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$423,583	$403,277	$355,396	$390,977
Gross margin	279,420	258,253	220,300	238,976
Income before income taxes	124,148(1)	108,598	75,041(2)	92,757
Net income	95,252	86,209	64,057	67,205
Net income per common share: (3)				
Basic	$ 0.27	$ 0.25	$ 0.18	$ 0.19
Diluted	$ 0.26	$ 0.24	$ 0.18	$ 0.19
Shares used in per share calculations:				
Basic	347,173	347,859	348,441	349,795
Diluted	359,419	357,832	358,211	358,460
Cash dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

(1) Income before income taxes includes a write-off of acquired in-process research and development of $7,198 related to the acquisition of HDI.

(2) Income before income taxes includes impairment loss on investments of $3,099.

(3) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

Year ended April 3, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$313,287	$315,547	$365,632	$403,380
Gross margin	188,188	192,650	225,958	261,082
Income before income taxes	61,655(1)	75,213	92,599(2)	121,077(3)
Net income	46,241	56,410	69,449	130,889(4)
Net income per common share: (5)				
Basic	$ 0.14	$ 0.17	$ 0.20	$ 0.38
Diluted	$ 0.13	$ 0.16	$ 0.19	$ 0.36
Shares used in per share calculations:				
Basic	339,761	341,295	342,861	346,477
Diluted	351,780	353,366	356,226	361,035
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(1) Income before income taxes includes a loss related to litigation settlement and contingency of $6,400.

(2) Income before income taxes includes an impairment loss on excess facilities of $3,376.

(3) Income before income taxes includes a write-off of acquired in-process research and development of $6,969 related to the acquisition of Triscend.

(4) Net income includes a $34,418 reduction in taxes associated with an IRS tax settlement.

(5) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

There was no significant change in the Company's internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Financial Statements

The management of Xilinx, Inc. is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on judgments and estimates by management.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of April 2, 2005. Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report or the Performance Graph included in the Proxy Statement.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning the Company's directors required by Item 401 of Regulation S-K is incorporated by reference to the section entitled "Proposal One-Election of Directors" in our Proxy Statement.

The information concerning the Company's executive officers required by Item 401 of Regulation S-K is incorporated by reference to Item 1. "Business—Executive Officers of the Registrant" within this Form 10-K.

The information required by Item 405 of Regulation S-K is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The information required by Item 406 of Regulation S-K is incorporated by reference to the section entitled "Board of Directors—Principles of Corporate Governance" in our Proxy Statement.

Our codes of conduct are available on the investor relations page of our website at *www.investor.xilinx.com*. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below. The table below sets forth certain information as of April 2, 2005 about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (shares in thousands):

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	B Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	9,198	$10.20	0
1997 Stock Plan	51,135	$33.86	31,563(2)
1990 Employee Qualified Stock Purchase Plan	N/A	N/A	2,358
Total—Approved Plans	60,333	$30.26	33,921
Equity Compensation Plans *NOT* Approved by Security Holders (1)			
Supplemental Stock Option Plan (3)	9	$37.23	2,191
Total—All Plans	60,342	$30.26	36,112

(1) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of

approximately 807 thousand options were assumed by the Company. Of this amount, a total of 301 thousand options, with an average weighted exercise price of $15.43, remained outstanding as of April 2, 2005. These options are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(2) This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(3) Our Supplemental Stock Option Plan, which was not subject to stockholder approval, is intended to help us attract and retain outstanding individuals in order to promote the success of the Company's business. The plan permits stock options to be granted to employees and consultants of the Company, except that our officers and members of our Board of Directors may not be granted options under the plan. The number of shares that may be issued pursuant to options granted under the plan is 2.2 million, subject to adjustment for stock splits, stock dividends and certain other changes to the outstanding capital stock of the Company. Only non-qualified stock options may be granted under the plan (that is, options that do not entitle the optionee to special U.S. income tax treatment). The plan is administered by the Compensation Committee, which has broad discretion to set the terms of options (including the number of shares, exercise price, vesting conditions and terms of options), to determine to whom they will be granted, to interpret the plan and the option agreements and to take such other actions and make such other determinations as it determines necessary or advisable in the administration of the plan. Subject to the foregoing, options granted under the plan generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option outstanding under the plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale. Our Board of Directors is authorized at any time to amend, alter, suspend or terminate the plan, but no such change may impair the rights of any option recipient under the plan without the written consent of the participant and the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the section entitled "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in our Company's Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Company's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K. Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Description
3.1(1)	Restated Certificate of Incorporation of the Company, as amended to date.
3.2(2)	Bylaws of the Company, as amended to date.
4.1(3)	Preferred Shares Rights Agreement dated as of October 4, 1991 between the Company and The First National Bank of Boston, as Rights Agent.
10.5(2)*	1988 Stock Option Plan, as amended.
10.6(5)*	1990 Employee Qualified Stock Purchase Plan, as amended.
10.7(5)*	1997 Stock Option Plan.
10.8(2)*	Form of Indemnification Agreement between the Company and its officers and directors.
10.9(6)*	Letter Agreement dated as of January 22, 1996 of the Company to Willem P. Roelandts.
10.12.1(7)(8)	Foundry Venture Agreement dated as of September 14, 1995 between the Company and United Microelectronics Corporation (UMC).
10.12.2(7)(8)	FabVen Foundry Capacity Agreement dated as of September 14, 1995 between the Company and UMC.
10.12.3(7)(8)	Written Assurances Re: Foundry Venture Agreement dated as of September 29, 1995 between UMC and the Company.
10.13.1(6)(7)	Advance Payment Agreement entered into on May 17, 1996 between Seiko Epson Corporation (Seiko) and the Company.
10.13.2(4)(7)	Amended and Restated Advance Payment Agreement with Seiko dated December 12, 1997.
10.14(6)	Indenture dated November 1, 1995 between the Company and State Street Bank and Trust Company.
10.15(7)(9)	Letter Agreement dated January 13, 2000 between the Company and UMC.
10.16 (10)*	Supplemental Stock Option Plan.
10.17 *	Xilinx, Inc., Executive Compensation under "Pay for Xilinx Performance" Incentive Program.
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page).

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1991.
(2) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-34568) which was declared effective June 11, 1990.
(3) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-43793) effective November 26, 1991.
(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1997.
(5) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-62897) effective September 4, 1998.
(6) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1996.
(7) Confidential treatment requested as to certain portions of these documents.
(8) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.
(9) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.
(10) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2002.
* Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 1st day of June 2005.

XILINX, INC.

By: /s/ WILLEM P. ROELANDTS

Willem P. Roelandts,
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Willem P. Roelandts and Kris Chellam, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLEM P. ROELANDTS (Willem P. Roelandts)	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 1, 2005
/s/ KRIS CHELLAM (Kris Chellam)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	June 1, 2005
/s/ RICHARD W. SEVCIK (Richard W. Sevcik)	Executive Vice President, General Manager and Director	June 1, 2005
/s/ JOHN L. DOYLE (John L. Doyle)	Director	June 1, 2005
/s/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	June 1, 2005
/s/ PHILIP T. GIANOS (Philip T. Gianos)	Director	June 1, 2005
/s/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	June 1, 2005
/s/ HAROLD E. HUGHES, JR. (Harold E. Hughes, Jr.)	Director	June 1, 2005
/s/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	June 1, 2005

(This page has been left blank intentionally.)

XILINX 2005 PROXY

XILINX 2005 PROXY

XILINX 2005 PROXY

June 1, 2005

Dear Xilinx Stockholder:

You are cordially invited to attend the 2005 Annual Meeting of Stockholders to be held on Thursday, August 4, 2005 at 11:00 a.m. Pacific Daylight Time, at Xilinx, Inc.'s headquarters located at 2050 Logic Drive, San Jose, California, 95124. We look forward to your attendance either in person or by proxy. For your convenience, we are pleased to offer a live webcast of our Annual Meeting at www.investor.xilinx.com.

If you received your annual meeting materials by mail, the Notice of Annual Meeting, Proxy Statement and proxy card from Xilinx's Board of Directors (the "Board") are enclosed. If you received your annual meeting materials via email, the email contains voting instructions and links to the Annual Report and Proxy Statement on the Internet.

At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 7,000,000 shares;
- a proposal to ratify the appointment of our external auditors, Ernst & Young LLP; and
- if properly presented at the Annual Meeting, a stockholder proposal regarding the voting standard for election of directors.

The agenda also will include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board recommends that you vote **FOR** the election of each of the director nominees nominated by the Board Nominating and Governance Committee, **FOR** the increase in the number of shares in the Company's Employee Stock Purchase Plan and **FOR** the ratification of Ernst & Young LLP as external auditors of the Company for the fiscal year ending April 1, 2006. The Board does not make a recommendation with respect to the stockholder proposal requiring that directors be elected by majority vote. Please refer to the Proxy Statement for detailed information on each of the proposals.

At the meeting, we will also report on the operations of Xilinx, and you will have an opportunity to ask questions. Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX 2005 PROXY

XILINX®

XILINX, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
August 4, 2005

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation (the "Company"), will be held on Thursday, August 4, 2005 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California, 95124 for the following purposes:

1. To elect nine (9) directors to serve for the ensuing year or until their successors are duly elected and qualified;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 7,000,000 shares;

3. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx for the fiscal year ending April 1, 2006;

4. To consider a stockholder proposal regarding the voting standard for election of directors; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 6, 2005 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote online or via telephone or, in the alternative, to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. **If you have Internet access, we encourage you to record your vote on the Internet.** Any stockholder of record attending the meeting may vote in person even if he or she returned a proxy.

FOR THE BOARD OF DIRECTORS

Thomas R. Lavelle

Thomas R. Lavelle
Secretary

San Jose, California
June 17, 2005

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is being mailed to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about June 17, 2005 in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of the Company to be held on Thursday, August 4, 2005 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment and postponement thereof.

The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, Proxy Statement and Form of Proxy and the solicitation of proxies will be paid by us. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting of Stockholders. The estimated cost of such services is approximately $6,500 plus out-of-pocket expenses. Proxies may also be solicited in person or by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Voting

Each stockholder is entitled to one vote for each share of Xilinx common stock ("common stock") with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 6, 2005 (the "Record Date") are entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof. Stockholders of record will be entitled to one vote for each share of Common Stock held. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 16, 2005, there were 350,817,700 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 16, 2005, as reported by the NASDAQ national market was $27.05 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares for which proxy cards are properly executed and returned or that are properly voted via the Internet or by telephone will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendment of the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder, and "FOR" the ratification of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal year 2006. Except as otherwise noticed herein, it is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail, using the paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient and it saves us significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see your proxy card or the e-mail you received for electronic delivery of this Proxy Statement. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

Electronic Delivery of Xilinx Stockholder Communications

If you decide to vote via the Internet as described above, at that time, you will have the opportunity to elect to have all future stockholder communications delivered to you electronically. We encourage you to sign up for such electronic delivery as it conserves natural resources and reduces printing and mailing costs.

Householding

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the Securities and Exchange Commission ("SEC") called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Company's proxy materials unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one set of proxy materials and would like to request a separate copy of these materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (800) 836-4002, or visit the Company's website at www.xilinx.com. You may also contact the Company if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Quorum; Abstentions; Broker Non-Votes

The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of elections appointed for the Annual Meeting and will determine whether or not a quorum is present. Shares that are voted "FOR," "AGAINST" or "WITHHELD" (abstentions) are treated as being present at the meeting for purposes of establishing a quorum and are also treated as votes eligible to be cast by the record owners of the Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter (the "Votes Cast") with respect to such matter. In the absence of instructions, shares represented by valid proxies shall be voted in accordance with the recommendations of the Board of Directors as shown on the proxy.

The inspector of elections will treat broker non-votes as present only for purposes of determining a quorum and not as Votes Cast. Broker non-votes occur when a stockholder owning Common Stock through a bank, brokerage or other nominee ("street name") does not provide voting instructions to the bank, brokerage firm or other custodian holding his/her shares and that person does not exercise discretion to vote those shares. Under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors) and Proposal Three (ratification of external auditors) are routine matters. Proposal Two (amendment to the Employee Stock Purchase Plan) and Proposal Four (stockholder proposal regarding majority vote for directors) are non-routine matters.

Vote Required

With respect to the election of directors, the nine nominees receiving the highest number of votes at the meeting shall be elected as directors. Affirmative votes constituting a majority of the Votes Cast will be required to ratify and approve (i) an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 7,000,000 shares; (ii) the appointment of Ernst & Young LLP as external auditors for fiscal year 2006; and (iii) if properly presented at the Annual Meeting, a stockholder proposal requiring that directors be elected by majority vote. Abstentions will have the effect of a vote against approval of the amendment to the Stock Purchase Plan, against the ratification of Ernst & Young LLP and against approval of the stockholder proposal requiring that directors be elected by majority vote. Broker non-votes will not have an affect either for or against any of the proposals.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to Thomas R. Lavelle, the Secretary of the Company, at 2050 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the meeting and voting in person. Attendance at the meeting will not, by itself, be sufficient to revoke a proxy. Accessing the webcast of the Annual Meeting will not, by itself, constitute attendance at the Annual Meeting and will not enable a stockholder to revoke his, her or its proxy using the Internet. Any stockholder owning Common Stock in street name wishing to revoke his/her voting instructions must contact the bank, brokerage firm or other custodian who holds his/her shares and by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders of the Company which are intended to be presented by such stockholders at the Company's fiscal 2006 Annual Meeting of Stockholders must be received by the Company no later than February 18, 2006, and satisfy the other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to be eligible for inclusion in the Proxy Statement and Form of Proxy relating to that meeting.

Proxies solicited by the Company grant the proxy holders discretionary authority to vote on any matter raised at the meeting. If a stockholder intends to submit a proposal at the next meeting of stockholders that is not eligible for inclusion in the Proxy Statement relating to that meeting, the stockholder must give notice to the Company no later than May 5, 2006. If a stockholder does not comply with the foregoing notice provision and does not also satisfy the requirements of Rule 14a-4 the under the Exchange Act, the proxy holders will be allowed to use their discretionary voting authority when and if the proposal is raised at the next annual meeting of stockholders.

In addition, the Company's Bylaws include advance notice provisions that require stockholders desiring to bring nominations or other business before an annual stockholders meeting to do so in accordance with the terms of the advance notice provisions regardless of whether the stockholder seeks to include such matters in the Company's Proxy Statement pursuant to Rule 14a-8. These advance notice provisions require that, among other things, stockholders give timely written notice to the Secretary of the Company regarding such nominations or other business and otherwise satisfy the requirements set forth in the Bylaws. If a stockholder fails to meet any of the applicable deadlines and fails to satisfy the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, the Company may exercise discretionary voting authority under proxies it solicits to vote on any such proposal as it determines appropriate.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of nine directors is to be elected at the Annual Meeting. Pursuant to action by the Board's Nominating and Governance Committee, the Company is nominating the nine individuals named below, each of whom, with the exception of Mr. Patterson, is currently a director of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's nine nominees named below. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until his or her successor has been elected and qualified.

Name of Nominee	Age	Principal Occupation	Director Since
Willem P. Roelandts	60	President, Chief Executive Officer and Chairman of the Board of Directors, Xilinx, Inc.	1996
John L. Doyle	73	Consultant, Chair of the Audit Committee of the Board of Directors, Xilinx, Inc.	1994
Jerald G. Fishman	59	President and CEO, Analog Devices, Inc.	2000
Philip T. Gianos	55	General Partner, InterWest Partners, Chair of the Compensation Committee of the Board of Directors, Xilinx, Inc.	1985
William G. Howard, Jr.	63	Consultant	1996
Harold E. Hughes, Jr.	59	President, Chief Executive Officer, Rambus, Inc.	2003
J. Michael Patterson	59	Consultant	—
Richard W. Sevcik	57	Executive Vice President and General Manager, Xilinx, Inc.	2000
Elizabeth W. Vanderslice	41	Chair of the Nominating and Governance Committee of the Board of Directors, Xilinx, Inc.	2000

Mr. Roelandts joined the Company in January 1996 as Chief Executive Officer and a member of the Company's Board of Directors. In April 1996, he was appointed to the additional position of President of the Company and assumed the role of Chairman of the Board of Directors on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, Mr. Roelandts served at Hewlett-Packard Company, a technology solutions provider, as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts joined the Board of Directors of Applied Materials, Inc. in March 2004.

Mr. Doyle joined the Company's Board of Directors in 1994. Mr. Doyle held numerous executive management positions at Hewlett-Packard Company from 1981 to 1993. Mr. Doyle is an independent consultant and serves as a director of Analog Devices, Inc.

Mr. Fishman has been President and Chief Executive Officer of Analog Devices, Inc., a semiconductor manufacturer, since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation.

Mr. Gianos has been a General Partner of InterWest Partners, a venture capital firm focused on information technology and life sciences, since August 1982. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation for eight years in engineering management. He managed both chip design and systems integration for several IBM office automation products.

Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc. between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as a director of BEI Technologies, Inc., Credence Systems Corporation and Ramtron International Corporation.

Mr. Hughes became CEO and President of Rambus, Inc., a memory and logic interface technology company, in January 2005. Mr. Hughes has served as a director of Rambus since 2003. Mr. Hughes was employed by Intel Corporation, a semiconductor manufacturer, from 1974 through 1997 where he held several positions including the roles of Chief Financial Officer (1989-1992) and Treasurer (1979-1986). From 1997 to 2000, Mr. Hughes founded and acted as CEO for Pandesic, LLC, a firm providing web-based SAP systems, which was sold to SAP AG. Mr. Hughes was an independent consultant from 2000 to 2005. He also serves as a director for Remec, Inc. and Berkeley Technology Ltd., formerly known as London Pacific Group. Mr. Hughes has announced his intention to resign from Remec, Inc. by the spring of 2006.

Mr. Patterson was employed by PricewaterhouseCoopers (PWC) from 1970 to 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on boards of private companies and advises charitable organizations.

Mr. Sevcik joined the Company in April 1997 as Senior Vice President and General Manager. He was elected to the Board of Directors of the Company in 2000. Mr. Sevcik assumed his current position of Executive Vice President and General Manager in January 2004. Prior to joining the Company, Mr. Sevcik worked at Hewlett-Packard Company for ten years where, from 1994 through 1996, he served as Group General Manager of its Systems Technology Group and oversaw five divisions involved with product development for servers, workstations, operating systems, microprocessors, networking and security. In 1995, he was named Vice President at Hewlett-Packard.

Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a vice president of Wired Digital, Inc., an online services company, beginning in 1995 and served as its president and CEO from 1996 through June 1999 when she led its acquisition by Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a vice president at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot.

There are no family relationships among the executive officers of the Company or the Board of Directors.

Required Vote

The nine nominees receiving the highest number of votes at the meeting shall be elected as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINEES.

PROPOSAL TWO

AMENDMENT TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

During the fiscal year ended April 2, 2005, the Company issued 1,631,388 shares of Common Stock under the Company's 1990 Employee Qualified Stock Purchase Plan (the "Employee Stock Purchase Plan"). As of April 2, 2005, 2,358,108 shares remain reserved for issuance under the Employee Stock Purchase Plan, not including the 7,000,000 additional shares that would be authorized if the amendment described below is approved.

Proposal

The Company has not requested an increase in the amount of shares reserved for issuance under the Employee Stock Purchase Plan since 1999. Under the current terms of the Employee Stock Purchase Plan, the Company has a 24-month offering period. A new offering period begins every six months, on August 1 and February 1. If the Company does not have a sufficient number of authorized shares in the Employee Stock Purchase Plan at the beginning of an offering period to cover the projected purchase commitments through the entire offering period, the Company may incur compensation charges related to each period in which there is a projected shortage of shares. The Board believes 7,000,000 shares are necessary to cover the Company's commitments through the offering periods during the 2005 calendar year and projected commitments for enrollment periods arising before the next annual meeting of stockholders.

On May 18, 2005, the Board of Directors adopted an amendment to the Employee Stock Purchase Plan to increase the authorized number of shares available for issuance under the Employee Stock Purchase Plan by 7,000,000. If this increase is approved by the stockholders, the total amount of shares remaining available for issuance under the Employee Stock Purchase Plan would be 9,358,108. The stockholders are being asked to approve this amendment to the Employee Stock Purchase Plan at the Annual Meeting.

The Board believes that participation by the Company's employees in the Employee Stock Purchase Plan promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the Employee Stock Purchase Plan is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

Subject to eligibility requirements described below, most of the Company's approximately 3,050 employees are eligible to participate in the Employee Stock Purchase Plan. As of April 3, 2005, approximately 86% of the Company's employees were participating in the Employee Stock Purchase Plan.

Summary of the 1990 Employee Qualified Stock Purchase Plan

Except for the amendment to increase the authorized number of shares available for issuance under the Employee Stock Purchase Plan described above, no other change is being made to the Employee Stock Purchase Plan. A copy of the Employee Stock Purchase Plan can be obtained from us at no charge upon request. A summary of the material terms of the plan is set forth below.

Purpose. The purpose of the Employee Stock Purchase Plan is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration. The Employee Stock Purchase Plan may be administered by the Board of Directors or a committee appointed by the Board. All questions of interpretation of the Employee Stock Purchase Plan are determined by the Board of Directors or its committee, whose decisions are final and binding upon all participants.

Eligibility. Any person who is employed by the Company (or any designated subsidiary) for at least 20 hours per week and more than five months in a calendar year shall be eligible to participate in the Employee Stock Purchase Plan, provided that the employee is employed on a given enrollment date and subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Eligible employees may become participants in the Employee Stock Purchase Plan by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first trading day of the applicable offering period, unless a later time for filing the subscription agreement has been set by the Board of Directors for all eligible employees with respect to a given offering period.

Offering Periods. The Employee Stock Purchase Plan is implemented by consecutive 24-month offering periods with a new offering period commencing on the first day of February and August of each year. Each offering period consists of 24 months from the enrollment date. The Board of Directors may decrease the duration of any offering period without stockholder approval.

Purchase Price. Within each offering period there are four, six-month exercise periods, at the end of which is the exercise date that occurs on or about January 31 and July 31. The purchase price of the shares offered under the Employee Stock Purchase Plan in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the enrollment date or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock for such date as reported by the NASDAQ National Market as of such date.

Payroll Deductions. The purchase price for the shares is accumulated by payroll deductions during each offering period. The deductions elected may not exceed 15% nor fall beneath 2% of a participant's eligible compensation, which is defined in the Employee Stock Purchase Plan to include all regular straight time earnings and any payments for overtime, shift premium, profit sharing or other variable pay, incentive compensation, bonuses, commissions or other compensation for a given offering period. A participant cannot contribute more than $21,250 in any calendar year so that the employee does not exceed the fair market purchase value of $25,000. A participant may discontinue participating in the Employee Stock Purchase Plan, or may increase or decrease the rate of payroll deductions during the offering period. Payroll deductions commence on the first payday following the enrollment date and end on the last exercise date of the offering period unless sooner terminated as provided in the Employee Stock Purchase Plan.

Grant and Exercise of Option. In general, the maximum number of shares placed under option to a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions to be accumulated prior to an exercise date by the lower of 85% of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. Unless a participant withdraws from the Employee Stock Purchase Plan, the participant's option for the purchase of shares is exercised automatically on each exercise date for the maximum number of whole shares at the applicable price.

No employee will be permitted to subscribe for shares under the Employee Stock Purchase Plan if, immediately after the grant of an option, the employee would own and/or hold options to own 5% or more of the voting securities of the Company nor shall an employee be granted an option which would permit the employee to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time the option is granted) in any calendar year.

Automatic Transfer to Low Price Offering Period. In the event that the fair market value of the Company's Common Stock is lower on an exercise date than on the enrollment date for the offering period, all participants shall be deemed to have withdrawn from the offering period after the exercise of their option on such exercise date and to have enrolled as participants in a new offering period which begins on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment. A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise an option under the Employee Stock Purchase Plan at any time by signing and delivering to the Company a notice of withdrawal from the Employee Stock Purchase Plan. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employ of the Company for at least 20 hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability. No rights or accumulated payroll deductions of a participant under the Employee Stock Purchase Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the Employee Stock Purchase Plan) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the Employee Stock Purchase Plan.

Adjustments Upon Changes in Capitalization. In the event any change is made in the Company's capitalization pursuant to a stock split or stock dividend, appropriate adjustments will be made by the Board of Directors to the number of shares subject to purchase under the Employee Stock Purchase Plan and in the purchase price per share.

Amendment or Termination. The Board of Directors may at any time and for any reason amend or terminate the Employee Stock Purchase Plan, except that (other than in limited circumstances set forth in the Employee Stock Purchase Plan) termination shall not affect options previously granted prior thereto under a prior offering period, and no amendment may make any change in any option previously granted. In addition, stockholder approval for any amendment must be obtained to the extent necessary to comply with Rule 16b-3 promulgated under the Exchange Act or Section 23 of the Tax Code. In any event, the Employee Stock Purchase Plan shall terminate in 2010.

Federal Tax Information

The Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the option or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two years after the date of option grant, and more than one year from the date the shares are purchased by him or her, the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the option price or (b) 15% of the fair market value of the shares on the first day of the offering period, will be treated as ordinary income. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the excess of the fair market value of the shares on disposition over the purchase price will be short-term capital gain or loss. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two years from date of grant or one year from the date of acquisition.

The foregoing summary of the effect of federal income taxation upon the participant and the Company with respect to the purchase of shares under the 1990 Employee Qualified Stock Purchase Plan does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Effect of New Accounting Pronouncements — Stock Option Expensing

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95." SFAS 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. Xilinx will be required to implement the standard no later than the quarter that begins April 2, 2006. This accounting treatment will apply to the equity issued under the Employee Qualified Stock Purchase Plan. The adoption of SFAS 123(R) will materially impact our results of operations.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The table below sets forth certain information as of fiscal year ended April 2, 2005 about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans including the 1990 Qualified Employee Stock Purchase Plan (shares in thousands):

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	9,198	$10.20	0
1997 Stock Plan	51,135	$33.86	31,563(2)
1990 Employee Qualified Stock Purchase Plan	N/A	N/A	2,358
Total-Approved Plans	60,333	$30.26	33,921
Equity Compensation Plans NOT Approved by Security Holders(1)			
Supplemental Stock Option Plan(3)	9	$37.23	2,191
Total-All Plans	60,342	$30.26	36,112

(1) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand options were assumed by the Company. Of this amount, a total of 301 thousand options, with an average weighted exercise price of $15.43, remained outstanding as of April 2, 2005. These options are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(2) This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(3) Our Supplemental Stock Option Plan, which was not subject to stockholder approval, is intended to help us attract and retain outstanding individuals in order to promote the success of the Company's business. The plan permits stock options to be granted to employees and consultants of the Company, except that our officers and members of our Board of Directors may not be granted options under the plan. The number of shares that may be issued pursuant to options granted under the plan is 2.2 million, subject to adjustment for stock splits, stock dividends and certain other changes to the outstanding capital stock of the Company. Only non-qualified stock options may be granted under the plan (that is, options that do not entitle the optionee to special U.S. income tax treatment). The plan is administered by the Compensation Committee, which has broad discretion to set the terms of options (including the number of shares, exercise price, vesting conditions and terms of options), to determine to whom they will be granted, to interpret the plan and the option agreements and to take such other actions and make such other determinations as it determines necessary or advisable in the administration of the plan. Subject to the foregoing, options granted under the plan generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option outstanding under the plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale. Our Board of Directors is authorized at any time to amend, alter, suspend or terminate the plan, but no such change may impair the rights of any option recipient under the plan without the written consent of the participant and the Company.

Required Vote

Affirmative votes constituting a majority of Votes Cast will be required to approve the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 7,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 7,000,000.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending April 1, 2006 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board of Directors including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal years 2005 and 2004.

	2005	2004
Audit Fees	$2,799,000	$ 814,000
Audit Related Fees	10,000	97,000
Tax Fees	91,000	141,000
All Other Fees	—	21,000
Total	$2,900,000	$1,073,000

Audit Fees. This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. Audit fees for fiscal 2005 increased significantly over fiscal 2004 because of services in connection with auditing of the Company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

Audit Related Fees. This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." The services for fees disclosed in this category include accounting consultations, and, in fiscal year 2004, due diligence related to an acquisition, and review of preliminary Sarbanes-Oxley Section 404 implementation efforts.

Tax Fees. This category consists of fees for tax compliance, tax audit and tax consulting services.

All Other Fees. This category consists of fees, in fiscal year 2004, for general corporate compliance services and tax matter lobbying.

Audit Committee's Pre-approval Policy and Procedures

During fiscal 2004, the Audit Committee of our Board of Directors adopted policies and procedures for approval of financial audit, non-financial audit and tax consulting work performed by Ernst & Young LLP.

The policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval. The Audit Committee preapproves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, that the service facilitates the performance of the financial audit, improves the Company's financial reporting process, or is otherwise in the public interest and compatible with maintaining Ernst & Young LLP's independence.

The Company did not waive its pre-approval policies and procedures during the fiscal year ended April 2, 2005.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL YEAR 2006.

PROPOSAL FOUR

STOCKHOLDER PROPOSAL REGARDING THE VOTING STANDARD FOR ELECTION OF DIRECTORS

The United Brotherhood of Carpenters Pension Fund ("Carpenters Pension Fund"), whose address is 101 Constitution Ave., N.W., Washington, DC 20001, is the holder of 5,700 shares of the Company's common stock and has submitted a stockholder proposal and requested that it be included, along with the Carpenters Pension Fund's supporting statement, in this Proxy Statement. The Company's Board of Directors accepts no responsibility for the proposed resolution and supporting statement. As required by federal regulations, the resolution and supporting statement are printed below. For the reasons set forth following recitation of the Carpenters Pension Fund's proposal, the Board makes no recommendation regarding this Proposal Four.

Carpenters Pension Fund's Proposal:

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Xilinx Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216.) Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the board of directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all of the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the board. Our proposal is not intended to limit the judgment of the board in crafting the requested governance change. For instance, the board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in a contested election.

We urge your support of this important director election reform.

Xilinx's Statement of No Recommendation

The Board of Directors makes no recommendation with respect to the stockholder proposal regarding election of directors by a majority vote.

The Board of Directors has carefully considered the proposal submitted by the Carpenters Pension Fund. The Board believes that the proposal from the Carpenters Pension Fund is prematurely presented and the implications and application of the proposal warrant further and more in-depth review. The Board is aware that about 80 companies have received a similar proposal. From among these recipients 13 well-respected companies representing a variety of industries and interests have formed a working group with the Carpenters Pension Fund and others to study and discuss this proposal. The Board is also aware that the American Bar Association ("ABA") has formed a task force to study changing the standard for electing directors in its Model Business Corporation Act. The Company is incorporated in Delaware and, although Delaware state law does not follow this act, the ABA task force is headed by former Delaware Supreme Court Justice E. Norman Veasey. The Board believes that consideration of this proposal is premature until after these groups and legal experts, together with the stockholders, have had the opportunity to develop and discuss all the ramifications of the proposal and communicate their respective findings.

Among the issues underlying the Board's conclusion that the proposal requires further study before being presented to stockholders for a vote are the following:

- If an incumbent director does not receive majority vote, the individual is not removed from the Board. Under Delaware law and our bylaws, this individual is not removed until a successor is elected;
- The majority vote standard could increase the cost of soliciting proxies;
- We may have a harder time attracting quality directors if the candidates believe their election could become a political battle;
- Depending upon the role of an individual on the Board and its committees, failure to receive majority vote may cause the Company to not comply with NASDAQ listing requirements; and
- The proposal does not provide a clear process to address the outcome of a contested election or in a situation where no nominee receives a majority of the votes cast.

Plurality voting is the standard method for electing directors under Delaware state law. Regardless, we have an excellent history of electing a strong and independent Board by strong majorities. Consequently, changing from the Company's plurality voting requirement to the proposed voting requirement would have had no effect on the outcome of our election process during the past three years. If the groups studying the implications of moving to majority standard recommend a change in voting standard, the Board will consider such recommendations and guidelines.

Until there is greater clarity regarding the advantages and disadvantages of electing directors based upon majority voting and resolving the issues raised, the Board is not taking a final position on majority voting for directors and is not recommending how stockholders should vote on this stockholder proposal. The Board will give great weight to any such recommendation in determining whether and how to implement changes to the voting standard for the benefit of Xilinx and the stockholders.

THE BOARD OF DIRECTORS MAKES NO RECOMMENDATION WITH RESPECT TO THE PROPOSAL REGARDING THE VOTING STANDARD FOR ELECTION OF DIRECTORS.

BOARD MEETINGS AND COMMITTEES


Xilinx, Inc.
Board of Directors
Audit
John L. Doyle, Chair
Harold E. Hughes, Jr.
Elizabeth W. Vanderslice
Compensation
Philip T. Gianos, Chair
Jerald G. Fishman
William G. Howard, Jr.
Nominating & Governance
Elizabeth W. Vanderslice, Chair
Jerald G. Fishman
William G. Howard, Jr.

The Board of Directors of the Company held a total of six meetings during the fiscal year ended April 2, 2005. All directors are expected to attend each meeting of the Board and the committees on which he or she serves, and are also expected to attend the Annual Meeting of Stockholders. All directors attended the 2004 Annual Meeting of Stockholders. No director attended fewer than 75% of the aggregate of all meetings of the Board of Directors or its committees on which such director served during the fiscal year. The Board of Directors has changed the format of its meetings which has led to a change in scheduling frequency. The Board will hold four pre-scheduled meetings per fiscal year.

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each director serving on these Committees is "independent" in accordance with NASDAQ Stock Market Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Securities Exchange Act of 1934. The Board of Directors and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com.

The Audit Committee, which currently consists of John L. Doyle, Harold E. Hughes, Jr. and Elizabeth W. Vanderslice, met six times during fiscal year 2005. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements as required by the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

In addition to each of the members of the Audit Committee being independent, the Board of Directors has determined that at least one member of the Committee — Harold E. Hughes, Jr. — qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Hughes's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Hughes, any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

The Compensation Committee, which currently consists of Philip T. Gianos, Jerald G. Fishman and William G. Howard, Jr., met six times during fiscal year 2005. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Committee determines the compensation of the Company's Board of Directors and its CEO and other executive officers and has exclusive authority to grant options to executive officers under the 1997 Stock Plan. The CEO is not present during the Committee's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers.

The Nominating and Governance Committee, which currently consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr. met four times during fiscal year 2005. The Nominating and Governance Committee has responsibility for nominating individuals to serve as members of the Board of Directors, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, determines the size and composition of the Company's Board of Directors and nominates directors and executive officers for election. The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each director spends on Xilinx matters and to what extent, if any, other commitments the directors may have outside of Xilinx impact the director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal year 2005, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

BOARD OF DIRECTORS — PRINCIPLES OF CORPORATE GOVERNANCE

Overview

The Company and its Board of Directors, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. The Board's governance guidelines, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Composition and Governance

The Board believes there should be a substantial majority of independent directors on the Board. The Board also believes that it is useful and appropriate to have members of management as directors, including the Chief Executive Officer. With the exception of Mr. Roelandts and Mr. Sevcik, each of the Company's directors qualifies as "independent" in accordance with NASDAQ Stock Market Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Securities Exchange Act of 1934. Independent directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

All directors are elected annually at the annual stockholder meeting.

The Board has adopted and implemented a self-evaluation process and has made changes in Board meeting procedures based on feedback from the process.

Lead Independent Director

It is the written policy of the Board of Directors that if the Chairman is also the Chief Executive Officer of the Company, the Board will designate an independent director to serve as Lead Independent Director, who is responsible for coordinating the activities of the independent directors, as well as other duties, including chairing meetings among the independent directors. When Mr. Roelandts became the Chairman of the Xilinx Board of Directors on August 7, 2003, Jerald G. Fishman assumed the role of Lead Independent Director. The Nominating and Governance Committee of the Board of Directors reviews the position of Lead Independent Director and identifies the director who serves as Lead Independent Director.

Director Retirement Policy

The Board has adopted a mandatory retirement policy for directors, under which directors may not stand for re-election to the Board after age 75.

CEO Succession

The Board of Directors has addressed the issue of succession of the Chief Executive Officer, and is committed to regularly reviewing its policy.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's Chief Financial Officer.

Codes of Conduct and Ethics

The Company has adopted a Code of Conduct applicable to the Company's directors and employees, including the Company's Chief Executive Officer, Chief Financial Officer and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. The Board receives notification of violations reported through the anonymous reporting process from the appropriate Committee chairperson.

The Audit Committee has approved the adoption of the Financial Executives International Code of Financial Ethics by the Company's finance managers which supplements the employee Code of Conduct.

The Board of Directors has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board or its Nominating and Governance Committee. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year.

Stockholder Value

The Board of Directors is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans are submitted to the stockholders for approval prior to adoption;
- The Company has an existing agreement under which there will be no repricing of stock options without obtaining the approval of the stockholders; and
- The Company has an agreement that dilution under its stock plans for employees will not exceed 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Board of Directors in writing and send them addressed in care of the Company's Corporate Secretary, Thomas R. Lavelle, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

The Company pays each of its non-employee directors $30,000 per year for service as a director. Chairpersons of the Compensation and Nominating and Governance Committees receive an additional $10,000 per year and the Chairperson of the Audit Committee receives an additional $15,000 per year. Members of the Compensation and Nominating and Governance Committees receive an additional $3,000 per year and the members of the Audit Committee receive an additional $5,000 per year. The Lead Independent Director also receives an additional $10,000 per year. All payments are made on a quarterly basis.

The Company's 1997 Stock Plan currently provides for an automatic grant of nonqualified options to non-employee directors of the Company. Each eligible non-employee director is granted an initial option to purchase 36,000 shares of Common Stock on the date of the director's first meeting after becoming a director and an additional option to purchase 12,000 shares of Common Stock on an annual basis thereafter. Director options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and currently vest over four years.

Directors who are actively employed as executives by the Company receive no additional compensation for their service as directors. Mr. Roelandts and Mr. Sevcik are the only employee directors of the Company.

EXECUTIVE COMPENSATION

In addition to the information we are required to disclose by the Rules and Regulations of the SEC, we have voluntarily included additional disclosures in this section with respect to our equity based compensation plans so that the investors can make a more informed decision when deciding how to vote their proxies.

Summary Compensation Table

The following table sets forth compensation paid for services to the Company in all capacities during the last three fiscal years to (i) the Company's Chief Executive Officer, and (ii) the four other most highly compensated individuals who were serving as executive officers of the Company at the end of the Company's fiscal year ended April 2, 2005 (collectively, the "Named Executive Officers"). Any perquisites paid to the Named Executive Officers are specifically disclosed in the footnotes below.

	Annual Compensation			Long-Term Compensation Awards(2)	
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Options(#)	All Other Compensation ($)(6)
Willem P. Roelandts,	2005	$715,500	$336,286	0	$ 5,065
President, Chief Executive Officer and	2004	$715,500	$391,013	300,000(3)	$37,746
Chairman of the Board of Directors	2003	$715,500	$408,902	300,000(4)	$ 6,756
Kris Chellam,	2005	$349,539	$140,157	0	$26,225(7)
Senior Vice President, Finance and	2004	$314,923	$147,753	100,000(3)	$58,885(8)
Chief Financial Officer	2003	$345,000	$169,740	100,000(4)	$ 7,145
Steven D. Haynes,	2005	$315,000	$126,788	0	$ 5,065(9)
Senior Vice President, Worldwide Sales	2004	$315,000	$123,638	100,000(3)	$37,746
and Services	2003	$315,000	$129,938	100,000(4)	$ 6,756
Thomas R. Lavelle,	2005	$278,000	$ 91,740	0	$ 5,162
Vice President, General Counsel and	2004	$270,000	$105,975	50,000(3)	$37,735
Secretary	2003	$270,000	$108,675	45,000(4)	$ 7,781
Richard W. Sevcik,	2005	$465,000	$202,277	0	$ 5,065
Executive Vice President and General	2004	$465,000	$222,968	150,000(5)	$37,746
Manager	2003	$465,000	$228,780	150,000(4)	$ 6,756

(1) Represents management incentives earned in fiscal years 2005, 2004 and 2003 for achievement of corporate and individual objectives.

(2) The Company has not granted any stock appreciation rights or restricted stock awards and does not have any Long-Term Incentive Plans as that term is defined in regulations promulgated by the SEC. The Company did not grant any options as part of its annual focal review process to any of its employees during the fiscal year ended April 2, 2005. Options granted to employees as part of the annual focal review process in calendar year 2005 will be effective as of the first working day of the second fiscal quarter (i.e., July 5, 2005).

(3) Represents options granted on April 5, 2004 based on anticipated contributions by the employee.

(4) Represents options granted on April 1, 2003 based on anticipated contributions by the employee.

(5) Represents options granted on April 5, 2004 based on anticipated contributions by the employee and options granted on February 18, 2004 for promotion to Executive Vice President.

(6) Includes (i) employer contributions under our 401(k) plan, (ii) the market value of shares purchased pursuant to the 1990 Employee Qualified Stock Purchase Plan on the date of such purchase, minus the purchase price of such shares under the 1990 Employee Qualified Stock Purchase Plan, and (iii) any other compensation required for disclosure by SEC regulations.

(7) Also includes a distribution of $21,160 in deferred compensation.

(8) Also includes a distribution of $21,139 in deferred compensation.

(9) In addition to the amounts reflected in the table, Mr. Haynes also received a car allowance of $7,200 which amount is not required to be disclosed in the table but is voluntarily provided by Xilinx.

Option Grants in Last Fiscal Year

In prior years, we have conducted the employee's annual performance and compensation reviews (the "Focal Review Period") to be effective on or about April 1 of each year. We regularly reported any option grants associated with the Focal Review Period in the proxy statement that was filed shortly thereafter, regardless of whether the grant date technically fell within the fiscal year being reported. For instance, options granted in connection with the Focal Review Period in calendar year 2004 were reported in the Proxy Statement for fiscal year ended April 3, 2004. Effective beginning in fiscal year 2006, we have moved the effective date for the Focal Review Period to July 1. Because the new Focal Review Period falls after the filing of this Proxy Statement, this Proxy Statement will not include any stock options granted in the prior year other than such grants that may have been given on an individual and discretionary award basis throughout the year. Any options granted for Focal Review Period occurring during fiscal year 2006, will be included in next year's proxy statement.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Options

The following table sets forth, as to the Named Executive Officers, certain information concerning exercise of options during the fiscal year ended April 2, 2005, and the year-end value of unexercised options:

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at April 2, 2005(#)		Value of Unexercised In-the-Money Options at April 2, 2005($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Willem P. Roelandts	924,225	$20,844,751	2,886,453	443,842	$30,763,530	$793,500
Kris Chellam	75,000	$ 1,425,553	655,701	150,508	$ 6,784,315	$264,500
Steven D. Haynes	0	0	183,488	148,008	$ 200,337	$264,500
Thomas R. Lavelle	0	0	339,447	71,967	$ 119,561	$119,025
Richard W. Sevcik	50,000	$ 992,310	1,200,467	224,050	$13,165,650	$396,750

(1) Calculated by determining the difference between the fair market value of the Securities underlying the options at April 1, 2005 ($28.78 per share) and the exercise price of the options.

Employee and Executive Option Grants for Fiscal Years 2005, 2004 and 2003

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. All of our employees participate in at least one of our stock option plans.

We did not grant any options associated with the Focal Review Period to any employees during the fiscal year ended April 2, 2005. Some employees received discretionary option awards throughout the fiscal year.

Beginning July 2005, any options granted to employees as part of the annual Focal Review Period will be granted on the first working day of the second fiscal quarter of that year.

The following table sets forth option grants to employees and Named Executive Officers (as defined below) during the last three fiscal years ended April 2, 2005.

	2005	2004	2003
Net grants during the year as a % of outstanding shares	2.4%	2.0%	1.4%
Grants to Named Executive Officers during the year as a % of total options granted	0	7.2%	8.0%
Grants to Named Executive Officers during the year as a % of outstanding shares	0	0.2%	0.1%
Cumulative options held by Named Executive Officers as a % of total outstanding options	10.4%	11.5%	13.8%

The following table sets forth information relating to In-the-Money and Out-of-the-Money Option information for all option grants of the Company outstanding as of the end of fiscal year 2005:

In-the-Money and Out-of-the-Money Option Information
As of the End of Fiscal Year 2005

(shares in thousands)	Exercisable Shares	Unexercisable Shares	Total Shares	Weighted Average Exercise Price
In-the-Money(1)	25,020	5,480	30,500	$16.84
Out-of-the-Money(1)	20,424	9,719	30,143	$43.68
Total Options Outstanding	45,444	15,199	60,643	$30.18

(1) Out-of the-money options are those options with an exercise price equal to or above the closing price of $28.78 per share on April 1, 2005.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 16, 2005, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Greater than 5% Stockholders		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	40,184,880(1)	11.5%
The TCW Group Inc. 865 South Figueroa Street Los Angeles, CA 90017	30,086,372(2)	8.6%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	18,856,779(3)	5.4%
Directors		
Willem P. Roelandts	3,029,752(4)	*
John L. Doyle	267,052(5)	*
Jerald G. Fishman	95,045(6)	*
Philip T. Gianos	150,744(7)	*
William G. Howard, Jr.	408,045(8)	*
Harold E. Hughes, Jr.	60,000(9)	*
Richard W. Sevcik	1,434,828(10)	*
Elizabeth W. Vanderslice	85,273(11)	*
Named Executive Officers		
Kris Chellam	860,104(12)	*
Steven D. Haynes	346,867(13)	*
Thomas R. Lavelle	417,396(14)	*
All directors and executive officers as a group (11 persons)	7,155,106(15)	2.0%

* Less than 1%

(1) Based on information contained in an amendment to Schedule 13G, reflecting stock ownership information as of December 31, 2004, which was filed by this stockholder pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended ("Section 13"), on February 14, 2005.

(2) Based on information contained in an amendment to Schedule 13G, reflecting stock ownership information as of December 31, 2004, which was filed by this stockholder pursuant to Section 13, on February 14, 2005.

(3) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2004, which was filed by this stockholder pursuant to Section 13, on February 14, 2005.

(4) Includes options to purchase 2,852,112 shares of Common Stock exercisable within 60 days from May 16, 2005. Mr. Roelandts is President, Chief Executive Officer and Chairman of the Board of Directors of the Company in addition to being a director.

(5) Includes options to purchase 240,052 shares of Common Stock exercisable within 60 days from May 16, 2005 and 3,000 shares held by the Doyle Family Trust.

(6) Includes options to purchase71,045 shares of Common Stock exercisable within 60 days from May 16, 2005.

(7) Includes options to purchase 64,052 shares of Common Stock exercisable within 60 days from May 16, 2005 and 40 shares held by Mr. Gianos's son.

(8) Includes options to purchase 384,045 shares of Common Stock exercisable within 60 days from May 16, 2005.

(9) Includes options to purchase 24,750 shares of Common Stock exercisable within 60 days from May 16, 2005.

(10) Includes options to purchase 1,232,168 shares of Common Stock exercisable within 60 days from May 16, 2005.

(11) Includes options to purchase 61,045 shares of Common Stock exercisable within 60 days from May 16, 2005 and 228 shares held in joint ownership.

(12) Includes options to purchase 676,984 shares of Common Stock exercisable within 60 days from May 16, 2005, 41,199 shares of Common Stock held by the Chellam Family Trust, 8,000 shares of Common Stock held by a Family Corporation, 1,025 shares of Common Stock held by Mr. Chellam's immediate family and 1,000 shares of Common Stock held by Mr. Chellam's mother-in-law.

(13) Includes options to purchase 204,146 shares of Common Stock exercisable within 60 days from May 16, 2005, and 15,371 shares held in a joint trust.

(14) Includes options to purchase 350,002 shares of Common Stock exercisable within 60 days from May 16, 2005.

(15) Includes options held by executive officers and directors of the Company to purchase an aggregate of 6,160,401 shares of Common Stock exercisable within 60 days from May 16, 2005.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

On January 11, 1996, the Company entered into a letter agreement with Willem P. Roelandts, its current President, Chief Executive Officer and Chairman of the Board, relating to terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provided for initial base compensation of $41,667 per month, a target bonus equal to 60% of base salary and the grant of options to purchase 3,200,000 shares of Common Stock, exercisable at $7.95 per share and vesting over a five-year period. The letter agreement provides that in the event that Mr. Roelandts voluntarily terminates his employment with the Company or is terminated for cause, he will not be eligible to receive any severance payments. The letter agreement also provides that if Mr. Roelandts is terminated without cause within one year of a change in control of the Company, he would receive two years' base pay, two years' target bonus, two years' medical and dental insurance and full vesting of all previously unvested stock options.

Retirement Benefits

On December 3, 1997, the Board of Directors approved a discretionary program enabling it to provide for the acceleration of the vesting by one year of options held by an officer in the event of the voluntary resignation by such officer at or after attaining the age of fifty-five (55) with at least five year's service as an officer of the Company. Such acceleration of the vesting of options is subject to certain restrictions and conditions as determined by the Board of Directors.

The Company offers continuing health benefits to retiring executive officers who have attained at least the age of fifty-five (55) and who have served as an officer of the Company for at least five years. The benefits include medical and dental coverage for the retiring executive and his or her spouse until the executive reaches age sixty-five (65) or becomes eligible for another benefit plan, whichever is earlier. The retiring executive remains responsible for the individual's portion of the insurance premium.

Change in Control Arrangements

1997 Stock Plan

Merger or Consolidation

In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option granted under our 1997 Stock Plan shall be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option the optionee shall fully vest in and have the right to exercise the option as to all of the options including options which would not otherwise be vested or exercisable. If an option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the optionee would be fully vested and would have the right to exercise the option(s) for a period of thirty (30) days. If not exercised within said thirty-day period, the option right would terminate upon the expiration of such period.

Dissolution or Liquidation

In the event of the proposed dissolution or liquidation of the Company, the Administrator in its discretion may provide for an optionee to have the right to exercise his or her option until ten days prior to such transaction as to all of the options covered thereby, including shares as to which the options would not otherwise be exercisable. To the extent it has not been previously exercised, an option would terminate immediately prior to the consummation of such proposed action.

Changes in Capitalization

Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding option, and the number of shares of Common Stock which have been authorized for issuance under the 1997 Stock Plan but as to which no options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an option, as well as the price per share of Common Stock covered by each such outstanding option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. It assists the Board of Directors in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors.

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel or other experts for this purpose. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended April 2, 2005 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communications with Audit Committees). In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP, required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees), and has discussed with them their independence from the Company and its management.

The Audit Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 2, 2005, which it made using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its attestation report on management's assessment of internal control over financial reporting and its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the year ended April 2, 2005.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Xilinx's Annual Report on Form 10-K for the fiscal year ended April 2, 2005 for filing with the SEC.

Audit Committee of the Board of Directors
— John L. Doyle, Chairman
— Harold E. Hughes, Jr.
— Elizabeth Vanderslice

The foregoing Audit Committee report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended, referred to as the Securities Act, or under the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS FOR FISCAL YEAR 2005

Overview

The Compensation Committee of the Board of Directors establishes the general compensation policies of the Company, determines the specific compensation levels for senior management and administers the bonus programs adopted in October 2002 (Pay for Xilinx Performance ("PXP") and Profit Sharing), the 1990 Employee Qualified Stock Purchase Plan, the 1997 Stock Plan and the Deferred Compensation Plan.

The Compensation Committee is comprised of independent, non-employee directors who have no interlocking relationships as defined by the SEC. The Compensation Committee met six (6) times last year, regularly reviewing compensation practices, types and levels of compensation. Working with compensation consultants, the Compensation Committee reviews independent compensation data such as public company proxy statements and the Radford Management Survey in setting executive compensation. The companies whose proxies and other publicly available materials the Compensation Committee reviews in the course of setting executive compensation levels satisfy all or some of the following criteria: they are in similar industries as the Company; they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; they have similar growth expectations as the Company; or they are other companies against whom Xilinx competes for talent.

Compensation Philosophy

The Company's compensation philosophy is built upon four fundamental principles: align compensation with performance; align interests of employees and stockholders; attract and retain excellent talent at all levels; and apply the same principles to all levels of employees. Consistent with our "pay as you go" philosophy, compensation under our bonus programs varies with company performance. Quarterly payments increase if Xilinx beats its financial targets. Less is paid if we fall short of our targets. If the Company does not achieve a minimum profit margin target, nothing is paid under the bonus programs, even if the Company may have met or exceeded its revenue targets. The maximum payout under PXP and Xilinx's Profit Sharing Plan is limited to 10% of Xilinx's operating profit in any given quarter.

Executive Compensation

Base Salary

Base salaries for the Company's executive officers are reviewed and adjusted on an annual basis. In determining compensation for the Company's executive officers for the 2005 fiscal year, the Compensation Committee considered a number of factors. In the case of all executive officers of the Company, determination of base salary was based on a number of criteria, including the individual officer's performance level during the prior year, the officer's base compensation level during the prior year, individual achievements of that officer and base salary paid to officers in comparable positions at companies in Xilinx's industry and of comparable size. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including an overall review of the foregoing factors, all of which are considered when making the determination of base salary.

Bonus Compensation

Our executive officers participate in the PXP program for bonus compensation. Officers do not participate in Profit Sharing. PXP pay targets for executive officers range from 50% to 70% of their individual base pay. The Chief Executive Officer's target is 70%. PXP compensation is based upon three components which are weighted as follows: operating profit margin (40%), actual revenue versus goal set at the beginning of the quarter (40%), and a strategic objective (20%). Operating profit and revenue performance are determined after each quarter's earnings release to the public. The operating profit and revenue components are subject to a multiplier that reduces or increases that component of PXP, depending upon performance results, and may result in participants receiving less than or more than their target percentages. The operating profit multiplier increases no more than 0.2 for each percentage point above target. The revenue multiplier increases no more than 0.15 for each five percentage points of revenue performance above Xilinx's goal set at the beginning of the quarter.

The strategic objective component (20% of executive PXP target) is an annual goal tied to key corporate initiatives such as quality, customer satisfaction and market segment share. Individual performance is not considered. This annual objective is proposed by the Chief Executive Officer and approved by the Compensation Committee. It is evaluated at the end of our fiscal year. If the strategic objective is not achieved, nothing is paid for this part of PXP. If the objective is achieved, the operating profit multiplier applicable to the fiscal year's profitability is applied to this component of PXP.

Stock Options

The Compensation Committee's determination with respect to stock option grants to executive officers for fiscal year 2005 (reported in our Proxy Statement for fiscal year 2004) was based on future anticipated contributions by the individual and corporate performance. Determination of option grant amounts is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including an overall review of both individual and corporate performance and the value of stock option grants of comparable officers at comparable companies. There are no stock option grants to executive officers reported in this Proxy Statement because these were included in last year's proxy statement. Please see the section below titled "Focal Review Period Changes" for a detailed description of how a change in our annual review process affected the option and compensation information reported in this Proxy Statement.

Competitive Levels of Compensation

The Company is committed to providing a compensation program that helps to attract and retain the people necessary to achieve its objectives. The Company generally applies its compensation philosophy worldwide, in accordance with local law. In fiscal year 2005, employee compensation was made up of three primary components: salary, stock options and bonuses. To ensure that this program is competitive, the Company periodically reviews the compensation practices of other companies in similar industries in connection with external consultants. The Company believes that its compensation practices are competitive and compensation levels are near the median of industry compensation levels.

Focal Review Period Changes

The Company believes that all employees should understand the performance evaluation and compensation administration processes and endeavors to make such processes fully comprehensible to them. In past years the Company has conducted its annual review of employee performance and compensation (hereinafter, the "Focal Review Period") to be effective on or about April 1. The Company regularly reported any option grants associated with the Focal Review Period in the proxy statement that was filed shortly thereafter, regardless of whether the grant date technically fell within the fiscal year being reported.

Beginning in fiscal year 2006, the Company has moved the effective date for Focal Review Period for this and future years to be the first working day of the second fiscal quarter every year (i.e., on or about July 1). Because the new Focal Review Period falls after the filing of this Proxy Statement, this Proxy Statement will not include any stock options granted in the prior year other than such grants that may have been made on an individual and discretionary award basis throughout the year.

Executive Compensation levels reported in this year's Proxy Statement are reflective of decisions made during the 2004 calendar year Focal Review Period. Any changes in executive compensation and options granted to executive compensation for Focal Review Period occurring during fiscal year 2006 will be included in next year's proxy statement.

Modes of Compensation

Approximately once a year, the Company reviews employees' base salaries, taking into consideration each employee's performance and salary for competitive positions in the relevant labor market as determined by geographic location, position and grade level.

Excluding employees who receive sales-based incentive compensation, all employees who have been employed for the entire calendar quarter receive bonus compensation under PXP or Profit Sharing. As described above, we only pay bonuses if the Company achieves a threshold operating income target that is aligned with the corporate financial model. Managers participate in PXP (described above under the Executive Compensation section) with the exception that the annual strategic objective component applies only to vice presidents. All other employees participate in Profit Sharing. Payments under Profit Sharing depend upon Xilinx's performance against its operating profit margin target. The same multiplier that applies to the operating profit margin target for PXP applies to Profit Sharing.

On April 1, 2000, the Compensation Committee adopted a non-qualified deferred compensation plan. Under the Deferred Compensation Plan, certain key employees and non-employee directors may defer a portion of their salary and bonus. Participants' deferrals earn rates of return based on the performance of the mutual funds selected by the participants.

The Company believes it is important to align employee and stockholder long-term interests by creating a strong and direct link between employee compensation and stockholder return. To this effect, the Company has a 1988 Stock Option Plan and a 1997 Stock Plan, as well as a 1990 Employee Qualified Stock Purchase Plan.

Under the 1990 Employee Qualified Stock Purchase Plan, employees who meet the required work hours are entitled to purchase shares of Common Stock at 85% of the fair market value of the stock at certain specified dates.

Compensation of the Chief Executive Officer

Pursuant to the recommendation of the Compensation Committee, Mr. Roelandts had an annual base salary in the amount of $715,500 for fiscal year 2005. Mr. Roelandts was also eligible for a performance-based bonus targeted at 70% of his annual base salary payable under the PXP bonus program. The bonus paid to Mr. Roelandts under PXP during fiscal year 2005 was equivalent to approximately fifty percent (50%) of his target, based on the same formula as applicable to other executive officers.

The Compensation Committee determined Mr. Roelandts' compensation pursuant to objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including assessment of his achievements, and a review of compensation paid to chief executive officers of comparable companies.

Deductibility Under Section 162(m)

Section 162(m) of the Tax Code, places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of its CEO and next four most highly paid executive officers. Xilinx's stockholder-approved equity plans are qualified so that awards under such plans constitute performance-based compensation not subject to Section 162(m) of the Tax Code. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The amounts paid to the Chief Executive Officer during fiscal 2005 in excess of $1,000,000 ($51,786) are not deductible for fiscal 2005.

Compensation Committee of the Board of Directors
— Philip T. Gianos, Chairman
— Jerald G. Fishman
— William G. Howard, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is an officer or employee of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2005, an executive officer of another company whose board of directors has a comparable committee on which one of Xilinx's executive officers serves.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company has one stockholder that is the beneficial owner of more than ten percent of its Common Stock (see "Security Ownership of Certain Beneficial Owners and Management"). To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, directors and greater-than-10% stockholders (if any) complied with all Section 16(a) filing requirements during the 2005 fiscal year.

COMPANY STOCK PRICE PERFORMANCE

The following chart shows a comparison of cumulative total return for the Company's Common Stock, the Standard & Poor's 500 Stock Index ("S&P 500 Index"), and the Standard & Poor's 500 Semiconductors Index ("S&P 500 Semiconductors"). The total stockholder return assumes $100 invested on March 31, 2000 in Xilinx, Inc. Common Stock, the S&P 500 Index and the S&P 500 Semiconductors.



COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Mar00
Mar01
Mar02
Mar03
Mar04
Mar05
XILINX, INC.
S&P 500 INDEX
S&P 500 SEMICONDUCTORS

Company/Index	Base Period Mar00	INDEXED RETURNS Years Ended Mar01	Mar02	Mar03	Mar04	Mar05
XILINX, INC.	**100**	42.42	48.13	28.27	45.60	35.52
S&P 500 INDEX	**100**	78.32	78.51	59.07	79.82	85.16
S&P 500 SEMICONDUCTORS	**100**	37.89	41.20	21.24	36.45	30.89

NOTE: **STOCK PRICE PERFORMANCE AND INDEXED RETURNS FOR OUR COMMON STOCK ARE HISTORICAL AND ARE NOT AN INDICATOR OF FUTURE PRICE PERFORMANCE OR FUTURE INVESTMENT RETURNS**

OTHER MATTERS

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

THE BOARD OF DIRECTORS

Dated: June 1, 2005

BOARD OF DIRECTORS

Willem P. Roelandts
President, Chief Executive Officer and Chairman of the Board of Directors, Xilinx, Inc.

John L. Doyle
Consultant and Chair of the Audit Committee of the Board of Directors, Xilinx, Inc.

Jerald G. Fishman
President and Chief Executive Officer, Analog Devices, Inc.

Philip T. Gianos
General Partner, InterWest Partners and Chair of the Compensation Committee of the Board of Directors, Xilinx, Inc.

William G. Howard, Jr.
Consultant

Harold E. Hughes, Jr.
President and Chief Executie Officer, Rambus, Inc.

Richard W. Sevcik
Executive Vice President and General Manager, Xilinx, Inc.

Elizabeth W. Vanderslice
Chair of the Nominating and Governance Committee of the Board of Directors, Xilinx, Inc.

ELECTED CORPORATE OFFICERS

Willem P. Roelandts
President, Chief Executive Officer and Chairman of the Board of Directors

Ivo Bolsens
Vice President and Chief Technical Officer

Kris Chellam
Senior Vice President, Finance and Chief Financial Officer

Erich Goetting
Vice President and General Manager

Steven D. Haynes
Senior Vice President, Worldwide Sales and Services

Thomas R. Lavelle
Vice President, General Counsel and Secretary

Paul McCambridge
Vice President and Managing Director Xilinx, Ireland

Boon C. Ooi
Vice President, Worldwide Operations

Richard W. Sevcik
Executive Vice President and General Manager

Sandeep S. Vij
Vice President, Worldwide Marketing

Evert A. Wolsheimer
Vice President, Quality & Reliability

Margaret B. Wynn
Vice President, Worldwide Human Resources

CORPORATE INFORMATION

Independent Auditors
Ernst & Young LLP
San Jose, CA

Common Stock
Xilinx's Common Stock is listed on the NASDAQ National Market System under the symbol XLNX. As of May 6, 2005, there were approximately 1,152 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 160,000.

Inquiries Concerning The Company
If you have questions regarding Xilinx's operations, recent results or historical performance, or if you wish to receive an investor package, please contact:

Investor Relations
www.investor.xilinx.com
Email: ir@xilinx.com
Phone: (800) 836-4002

The toll-free stockholder service number listed above allows stockholders to obtain quarterly and annual financial reports in addition to the Company's latest news releases by voice recording, fax or mail. Copies of the Xilinx Annual Report including the Report on Form 10-K are available to all stockholders without charge.

Transfer Agent and Registrar
Please send change of address and other correspondence to:
EquiServe Trust Company, N.A.
Shareholder Services
PO Box 219045
Kansas City, MO 64121-9045
Phone: (816) 843-4299

Annual Meeting
The Xilinx annual meeting of stockholders will be held on August 4, 2005 at 11:00 a.m. at Xilinx, Inc., 2050 Logic Drive, San Jose, CA.

Dividend Information
Xilinx initiated a quarterly common stock dividend in the first quarter of fiscal 2005.

Twelve Month Closing Stock Price Range:
April 2004 to March 2005:
$25.44 - $40.22

Shares Outstanding at Fiscal Year End:
350M shares

Average Daily Trading Volume Fiscal 2005:
7.1M shares

Corporate Headquarters
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

European Headquarters
Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

Asia Pacific Headquarters
Xilinx Asia Pacific Pte. Ltd.
3 Changi Business Park Vista
#04-01 Singapore 486051
Tel: (65) 6544-8999

XILINX®
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
408-559-7778

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